Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2020

SHINHAN BANK

Separate Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2020 and 2019

Report of Independent Auditor’s Review of Internal Control over Financial Reporting	174

Report on the Effectiveness of the Internal Control over Financial Reporting	176

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2020 and 2019

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of Shinhan Bank

(A wholly owned subsidiary of Shinhan Financial Group Inc.)

Opinion

We have audited the accompanying separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statement of financial position as at December 31, 2020, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Shinhan Bank as at December 31, 2020, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS)

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our conclusion, we draw attention to Note 2 of the financial statements. As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Bank's ability to generate revenue

Other Matters

The separate financial statements of the Bank for the year ended December 31, 2019, were audited by Samjong KPMG auditor who expressed an unqualified opinion on those statements on March 4, 2020.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2020 and 2019

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2020 and 2019

/s/ Samil PricewaterhouseCoopers

March 3, 2021

Seoul, Korea

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Notes		2020	2019

Assets
Cash and due from banks	3,5,8,39,40	~~W~~	22,800,031	19,639,860
Securities at fair value through profit or loss	3,6,40		19,723,740	16,660,083
Derivative assets	3,7,40		4,581,535	2,107,875
Loans at amortized cost	3,8,40		274,657,638	247,186,759
Loans at fair value through profit or loss	3,8		844,469	868,991
Securities at fair value through other comprehensive income	3,9,17		38,267,012	39,457,965
Securities at amortized cost	3,9,17		19,062,390	19,323,185
Property and equipment	10,11,16,17		2,266,513	2,302,208
Intangible assets	12		441,913	545,409
Investments in subsidiaries and associates	13		2,255,443	2,427,125
Investment properties	14		610,085	635,361
Defined benefit assets	22		14,750	-
Current tax assets	36		2,363	1,656
Deferred tax assets	36		169,622	168,333
Other assets	3,8,15,40,41		10,986,218	13,416,838
Non-current assets held for sale	16		32,988	2,693
Total assets		~~W~~	396,716,710	364,744,341

Liabilities
Deposits	3,18,40	~~W~~	291,132,556	263,732,746
Financial liabilities at fair value through profit or loss	3,19		539,564	508,081
Derivative liabilities	3,7,40		4,188,763	1,889,700
Borrowings	3,20,39,40		20,393,392	17,311,859
Debt securities issued	3,21,39		32,170,986	35,575,365
Defined benefit liabilities	22		-	49,596
Provisions	23,38,40		371,745	276,035
Current tax liabilities	36		232,282	367,582
Other liabilities	3,11,24,40,41		21,162,376	19,958,771
Total liabilities		~~W~~	370,191,664	339,669,735

Equity
Capital stock	25	~~W~~	7,928,078	7,928,078
Hybrid bonds	25		1,586,662	997,987
Capital surplus	25		398,080	398,080
Capital adjustments	25,36		8,148	1,469
Accumulated other comprehensive loss	25,36		(278,057)	(269,328)
Retained earnings	25,26		16,882,135	16,018,320
(Reserve for loan loss)			(2,195,634)	(1,961,499)
(Required amount of loan loss transfer)			(80,578)	(234,135)
(Expected amount of loan loss transfer)			(80,578)	(234,135)
Total equity			26,525,046	25,074,606
Total liabilities and equity		~~W~~	396,716,710	364,744,341

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won)	Notes		2020	2019

Interest income		~~W~~	8,591,079	9,629,355
Financial assets at fair value through profit or loss			206,948	234,404
Financial assets at fair value through other comprehensive income and amortized cost			8,384,131	9,394,951
Interest expense			3,356,520	4,378,977
Net interest income	3,27,35,40		5,234,559	5,250,378

Fees and commission income			1,204,710	1,308,753
Fees and commission expense			242,614	214,210
Net fees and commission income	3,28,35,40		962,096	1,094,543

Dividend income	29,35		16,967	13,599
Net gain on financial instruments at fair value through profit or loss	30,35,40		192,876	208,457
Net foreign currencies transaction gain	35		378,970	249,415
Net gain on disposal of financial asset at fair value through other comprehensive income	9,35		192,607	95,842
Provision for credit loss allowance	3,8,40		591,798	309,558
General and administrative expenses	31,40		2,864,472	2,802,837
Net other operating expenses	33,35,40		(896,745)	(868,130)
Operating income			2,625,060	2,931,709

Net non-operating expenses	34		(163,629)	(182,429)

Profit before income tax			2,461,431	2,749,280

Income tax expense	36		635,261	678,045
Profit for the year	26		1,826,170	2,071,235
(Adjusted profit after reflection of reserve for loan loss
For the year ended December 31, 2020:
1,745,592 million won
For the year ended December 31, 2019:
1,837,100 million won

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won, except for earnings per share)	Notes		2020	2019

Other comprehensive income (loss) for the year: Items that are or may be reclassified subsequently to profit or loss	3,25,36
Foreign currency translation differences for foreign operations		~~W~~	(24,294)	9,729
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			(25,584)	69,156
		~~W~~	(49,878)	78,885
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		~~W~~	15,347	(27,792)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			(2,024)	7,985
		~~W~~	13,323	(19,807)
Other comprehensive income (loss) for the year, net of income tax			(36,555)	59,078
Total comprehensive income for the year		~~W~~	1,789,615	2,130,313

Earnings per share:	37
Basic and diluted earnings per share in won		~~W~~	1,124	1,285

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2019

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2019	~~W~~	7,928,078	698,660	398,080	4,596	(334,064)	14,876,033	23,571,383
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,071,235	2,071,235
Foreign currency translation differences for foreign operations		-	-	-	-	9,729	-	9,729
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	82,799	(5,658)	77,141
Remeasurements of defined benefit plans		-	-	-	-	(27,792)	-	(27,792)
Total comprehensive income for the year		-	-	-	-	64,736	2,065,577	2,130,313
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(890,000)	(890,000)
Dividends to hybrid bond holders		-	-	-	-	-	(33,115)	(33,115)
Issuance of hybrid bonds		-	299,327	-	-	-	-	299,327
Share-based payment transactions		-	-	-	(3,302)	-	-	(3,302)
Others		-	-	-	175	-	(175)	-
Total transactions with owners		-	299,327	-	(3,127)	-	(923,290)	(627,090)
Balance at December 31, 2019	~~W~~	7,928,078	997,987	398,080	1,469	(269,328)	16,018,320	25,074,606

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2020

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2020	~~W~~	7,928,078	997,987	398,080	1,469	(269,328)	16,018,320	25,074,606
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,826,170	1,826,170
Foreign currency translation differences for foreign operations		-	-	-	-	(24,294)	-	(24,294)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	218	(27,826)	(27,608)
Remeasurements of defined benefit plans		-	-	-	-	15,347	-	15,347
Total comprehensive income for the year		-	-	-	-	(8,729)	1,798,344	1,789,615
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(890,000)	(890,000)
Dividends to hybrid bond holders		-	-	-	-	-	(44,529)	(44,529)
Issuance of hybrid bonds		-	588,675	-	-	-	-	588,675
Share-based payment transactions		-	-	-	6,679	-	-	6,679
Total transactions with owners		-	588,675	-	6,679	-	(934,529)	(339,175)
Balance at December 31, 2020	~~W~~	7,928,078	1,586,662	398,080	8,148	(278,057)	16,882,135	26,525,046

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)		2020	2019

Cash flows from operating activities
Profit before income tax	~~W~~	2,461,431	2,749,280
Adjustments for:
Interest income		(8,591,079)	(9,629,355)
Interest expense		3,356,520	4,378,977
Dividend income		(16,967)	(13,599)
Net gain on financial assets at fair value through profit or loss		(38,473)	(80,008)
Net non-cash foreign currencies transaction loss (gain)		(156,434)	28,404
Net gain on sale of financial assets at fair value through other comprehensive income		(192,607)	(95,842)
Provision for credit loss allowance		591,798	309,558
Non-cash employee benefits		143,726	137,329
Depreciation and amortization		349,858	344,704
Net non-cash other operating expenses		125,720	201,564
Net non-cash non-operating expenses		30,088	142,720
		(4,397,850)	(4,275,548)
Changes in assets and liabilities:
Due from banks		(4,889,767)	(10,256,485)
Securities at fair value through profit or loss		(1,938,743)	(3,139,750)
Derivative assets		1,813,334	1,480,122
Loans at amortized cost		(28,339,000)	(14,421,664)
Loans at fair value through profit or loss		29,435	(222,565)
Other assets		2,416,864	691,200
Deposits		28,259,660	26,466,634
Financial liabilities at fair value through profit or loss		(42,481)	(59,064)
Derivative liabilities		(1,784,155)	(1,533,658)
Defined benefit liabilities		(180,803)	(180,289)
Provisions		60,791	(2,893)
Other liabilities		2,075,617	4,229,605
		(2,519,248)	3,051,193

Income tax paid		(761,227)	(603,407)
Interest received		8,892,625	9,808,651
Interest paid		(3,729,826)	(4,157,677)
Dividends received		29,998	14,290
Net cash inflow from operating activities		(24,097)	6,586,782

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won)		2020	2019

Cash flows from investing activities
Net cash flows of derivative instruments for hedging	~~W~~	(20,921)	-
Proceeds from sale of securities at fair value through profit or loss		1,289,230	756,399
Acquisition of securities at fair value through profit or loss		(2,257,474)	(1,391,004)
Proceeds from sale of securities at fair value through other comprehensive income		42,789,450	29,796,642
Acquisition of securities at fair value through other comprehensive income		(42,464,120)	(38,423,370)
Proceeds from sale of securities at amortized cost		5,496,408	6,318,080
Acquisition of securities at amortized cost		(5,410,966)	(9,280,277)
Proceeds from sale of property and equipment		28,459	7,844
Acquisition of property and equipment		(151,363)	(178,116)
Proceeds from sale of intangible assets		-	10,518
Acquisition of intangible assets		(225,905)	(215,932)
Proceeds from sale of investments in associates		130,506	5,082
Acquisition of investments in associates		(10,600)	(74,207)
Proceeds from sale of investment properties		148	-
Acquisition of investment properties		(4,262)	(2,771)
Proceeds from sale of non-current assets held for sale		2,048	137
Proceeds from sale of other assets		705,459	793,935
Acquisition of other assets		(670,876)	(787,462)
Net cash outflow from investing activities		(774,779)	(12,664,502)

Cash flows from financing activities
Net cash flows of derivative instruments for hedging		359	-
Proceeds from borrowings, net		3,080,918	1,171,938
Proceeds from issuance of debt securities		8,698,965	17,697,533
Repayment of debt securities		(12,140,539)	(12,047,639)
Dividends paid		(934,529)	(925,712)
Issuance of hybrid bonds		588,675	299,327
Acquisition of other liabilities		727,330	142,537
Proceeds from sale of other liabilities		(932,667)	(311,359)
Net cash inflow (outflow) from financing activities		(911,488)	6,026,625

Effect of exchange rate fluctuations on cash and cash equivalents held		25,640	19,587
Net decrease in cash and cash equivalents		(1,684,724)	(31,508)

Cash and cash equivalents at beginning of the year (Note 39)		4,430,809	4,462,317
Cash and cash equivalents at end of the year (Note 39)	~~W~~	2,746,085	4,430,809

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

1.	Reporting entity

Shinhan Bank (the “Bank”) is established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which are established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations. The Bank has its headquarters at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2020, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of those. As of December 31, 2020, the Bank operates through 723 domestic branches, 136 depositary offices, 29 premises and 14 overseas branches.

2.  Significant accounting policies

The significant accounting policies adopted by the Bank are as follows.

(a) Basis of financial statements preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Bank’s separate financial statements have been prepared in accordance with the accounting policies stated below.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

2.  Significant accounting policies (continued)

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value
•	financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value
•	share-based payment arrangements are initially measured at fair value on grant date
•	changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation.  These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

(d) Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 4.

The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, ‘Financial Instruments’. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2020 are described in Note 3.

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Bank uses forward-looking information to estimate expected credit loss in accordance with K-IFRS No. 1109 'Financial Instruments'. For the year ended December 31, 2020, there have been significant changes on the forward-looking information due to the spread of the COVID-19. Accordingly, the economic recession is expected to be more severe than the previous forecast, and the default rate forecast as of December 31, 2020 is re-estimated using the updated forward-looking information on the economic growth rate, private consumption growth rate, KOSPI, and facility investment growth rate, which are major macroeconomic variables for calculating the default rate forecast. The Bank will continue to monitor the economic effects of the COVID-19.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

e) Changes in accounting policies

The Bank has applied the following new accounting standards and interpretations for the first time for their annual reporting period commencing January 1, 2020.

i) Amendments to K-IFRS No.1001 ‘Presentation of financial statements’ and K-IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The 'definition of materiality' has been clarified, and the Bank amended the financial statements according to the clarified definition of K-IFRS No.1001 and K-IFRS No.1008. In the determination of the materiality, the Bank decided to consider the characteristics of the information users when deciding the information to be disclosed and the effect of the non-material information as well as the omission or distortion of material information. The amendments do not have a significant impact on the financial statements.

ii) Amendments to K-IFRS No. 1103 'Business combination' – Definition of business

In the amended business definition, in order to determine the set of acquired activities and assets as a business, it is necessary to include inputs and practical processes with the ability to significantly contribute to the creation of outputs, excluding economic benefits due to cost reduction. In addition, if the fair value of most of the total assets acquired is concentrated on a single identifiable asset or set of assets, an optional test has been added in which the acquired activity and set of assets can be determined as an asset or set of assets rather than as a business. The amendments do not have a significant impact on the financial statements.

iii) Amendment to K-IFRS No. 1116 'Lease'-A practical simplified method for exemption, discount, and suspension of rent related to COVID-19

As a practical simplified method, the lessee may not evaluate whether the rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee who makes this choice must account for changes in lease payments due to rental discount, etc., consistent with the method prescribed by this Standard, unless such changes are lease changes. The Bank changed its accounting policies in accordance with the amendment of K-IFRS No.1116. The revised accounting policy is retroactively applied in accordance with the transitional provisions of K-IFRS No.1116. Due to the retrospective application of the accounting policy, there is no cumulative effect from the initial application to be reflected in the initial retained earnings on January 1, 2020, and the comparative financial statements for the previous period have not been restated. The effect of the amendment to the lease Standard is illustrated in Note 11.

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Bank.

i) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate indicator reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. This amendments will take effect for annual periods beginning after January 1, 2021 and are permitted for early application. The Bank is determining whether there will be any impacts on the financial statements due to the amendments.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(f) Approval of consolidated financial statements

The separate financial statements are approved for issue by the Board of Directors on February 4, 2021, which will be submitted for approval to the shareholders’ meeting on March 24, 2021.

(g) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption of K-IFRS’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(h) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the the end of the reporting period are retranslated to the functional currency using the exchange rate at the end of the reporting period. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation, or a qualifying cash flow hedge, which are recognized in other comprehensive income. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the end of the reporting period.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(h) Foreign currencies (continued)

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Bank in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Bank’s account overdraft is included in borrowings.

(j) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date. A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL. The Bank subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Bank recognizes dividends in profit or loss when the Bank’s right to receive payments of the dividend is established. Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank’s business model in which the asset is managed and the contractual cash flow characteristics of the asset.  Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Bank’s business model changes.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(j) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

a. Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

b. Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI.  Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit loss allowance’ in the separate statement of comprehensive income, respectively.

c. Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(k) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The ‘lifetime’ refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a material increase on credit risk and estimates the expected credit loss on a forward looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle.  Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(k) Expected credit loss on financial assets (continued)

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Bank recognizes in profit or loss the amount of the change in lifetime expected credit losses.

iii) Financial assets at FVOCI

The expected credit loss on the financial assets at FVOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

(l) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

(1) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(l) Derivative financial instruments (continued)

(2) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(3) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(l) Derivative financial instruments (continued)

iv) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

(m) Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill and membership rights is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(o) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(p) Leases

The Bank leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings. At the commencement date of the lease, the Bank recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Bank recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets. Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on an index or a rate

- Amounts expected to be paid by the lessee under a residual value guarantee

- The exercise price under a purchase option that the lessee is reasonably certain to exercise

- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

The right-of-use asset is initially at cost, which comprises:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

The Bank includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned.

Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight line basis over the lease term.

Additional considerations for the Bank's accounting as a lessee include:

- Extension options and termination options are generally included in multiple real estate lease contracts.

- When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease.

- Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option.

- If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract.

- When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(q) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(r) Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(s) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include deposit, borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(t) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(t) Equity capital (continued)

ii) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(u) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the end of the reporting period on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Bank recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

ⅴ) Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the end of the reporting period, then they are discounted.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(v) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at the end of each reporting period and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Bank has given to its executives and employees is measured in cash-settled.

(w) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(x) Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within payment guarantee provision.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(y) Recognition of revenues and expenses

The Bank’s revenues are recognized using five-step revenue recognition model as follows: (1) ‘Identifying the contract’ → (2) ‘Identifying performance obligations’ → (3) ‘Determining the transaction price’ → (4) ‘Allocating the transaction price to performance obligations’ → (5) ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(y) Recognition of revenues and expenses (continued)

a. Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

b. Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

c. Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

(z) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.  Significant accounting policies (continued)

(z) Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized.

Because of the tax positions taken by the Bank, tax uncertainties arise from the complexity of transactions and differences in tax law interpretation. Also, uncertainty arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' assessed tax amount. For the tax amount paid to the tax authorities, in accordance with K-IFRS No.2123, it will be recognized as the corporate tax assets if a refund in the future is probable. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(aa) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements.  Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

(ab) Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty fails to meet its contractual obligation. Credit risk is classified as the most important risk to be managed for the Bank's business activities, and management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc.

(a) Credit risk management

Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the soundness of the loan and profitability of operation.

The risk management of the asset is primarily carried out by all operating units that hold and manage the asset subject to credit risk, and the credit risk management department, such as the risk management department and the credit planning department, is in charge of the credit risk management of the Bank as a whole. The risk management department and the risk engineering department manage the credit portfolio by managing credit risk limits set by the Risk Policy Committee and credit maximum exposure limits for the same parties, affiliates, industries, and countries. The Bank also measures and manages risk components such as Probability of Default (PD), LGD (Loss Given Default), and EAD (Exposure at Default) through the operation of the credit rating system and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire bank, and the Credit Review Department conducts independent credit rating and loan decision making. Also, the Credit Supervision Department conducts individual credit supervision on large loans.

Each of the Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s individual information, past dealings with the Bank and external credit rating information. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss.

The Bank's credit rating system reflects the requirements of Basel III, ACE (Automatic Credit Evaluation), retail SOHO credit rating system with a maximum exposure of 500 million or less, and Advanced Internal Rating System (AIRS).

The credit decision for companies is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit, the credit is approved by agreement between the branch's RM (Relationship Manager) and each business division's headquarter. In the case of a large or important credit, the credit is approved by a screening body. In particular, the Credit review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The individual credit is evaluated by the individual credit evaluation system based on objective statistical methods and an automated credit scoring system (CSS) based on the Bank's credit policy.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Bank operates a regular monitoring system for the regular management of individual loans. The review team and RM are required to conduct Loan Reviews by automatically searching for non-performing companies among the corporate loan clients, and the credit supervision department, which is independent of the business group, determines the adequacy of Loan Review results and requests credit rating adjustment of the company as necessary. In accordance with these procedures, a company is classified as an early warning company, an observer company, and a normal company, and discriminatory management is carried out in accordance with the management guidelines for each risk stage to prevent the insolvency of the loans at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information.

(b) Risk management and risk mitigation policy

In order to control the credit risk of the Bank at an appropriate level, the following risk management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.

- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits.  The Credit Planning Department and the credit assessment department conduct maximum exposure limits.

- The Risk Management Department and Risk Engineering Department establishes a credit risk limit operation plan for the entire bank at least once a year, and commits it to the risk policy committee.

- Each business unit monitors and adheres to credit risk limits assigned to each business unit

- Specify and manage limits for identified credit risk by individual, corporate customers, industry and nationality.

- Establishes acceptable risk limits for individual borrowers or groups of borrowers and geographical sectors.

- The risk is assessed on an annual basis or reassessed within a period when it is deemed necessary, and the limits of risks by product, industry and country are approved by The Board of Directors on a quarterly basis.

- The maximum exposure for each borrower, including institutions, is managed by low level limits that are individually set for accounts in the financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.

- Actual maximum exposure limits is managed on a daily basis.

- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows:

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral is generally used, and the Bank has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage

- Real estate, inventories, accounts receivable, etc.

- Financial instruments such as debt securities and equity securities

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk management and risk mitigation policy (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, in order to minimize losses due to credit risk, the Bank establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans is subject to the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Collective offsetting contracts

The Bank limits its maximum exposure to credit losses by engaging in collective offsetting contracts with counterparties in executing significant number of transactions.

Collective offsetting contracts generally do not result from offsetting assets and liabilities in the separate financial statements, as transactions are usually set at a gross amount basis. However, when all amounts to the counterparty are set on a net basis, the credit risk associated with a favorable contract is reduced by collective offsetting contracts if losses are incurred.

The Bank's overall maximum exposure to credit risk that is part of a collective offsetting contract can vary substantially within a short period of time because it is affected by each transaction.

iv) Credit related contracts

Guarantees and credit enhancements have credit risks similar to credit. Credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit enhancement arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit enhancement arrangement, the Bank is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Bank monitors the maturity of credit arrangements.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Bank assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Bank uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Bank compares the risk of a default occurring on the financial instrument at the end of the reporting period with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The supportable information also includes historical default data held by the Bank and the analysis by internal credit risk rating specialists.

a. Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

b. Measuring term structure of probability of default

The Bank accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

c. Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management (continued)

3-1. Credit risk (continued)

   (c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

c. Significant increases in credit risk (continued)

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary and below	Loan classification of precautionary and below
Borrower with early warning signals	Borrower with early warning signals
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Bank considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days. The Bank counts the number of days past due from the earliest date on which the Bank has not received the contractual payments in full from the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have more power of preemptive prediction than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset is not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the end of the reporting period based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’).  These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments.  If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-months expected credit losses for that exposure again.

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is more than 90 days past due on its contractual payments,

- if the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation.  However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument.)

- internal data and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

iv) Reflection of forward-looking information

The Bank reflects forward-looking information presented by internal experts based on a variety of sources when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Bank utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The bank reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Bank utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression estimation. To reflect the COVID-19 economic situation, the Bank has reviewed the three scenarios "base", "upside" and "downside" to reflect the final forward-looking information.

(1) Upside scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	-	3.9	3.0	4.3
Private consumption index (YoY %)	(-)	(4.8)	3.0	2.3	3.5	4.1
Facility investment growth rate (YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate (%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account (billion dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields (%)	-	0.90	1.00	1.00	1.10	1.1

(2) Central scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	(0.7)	3.6	2.5	3.7
Private consumption index (YoY %)	(-)	(4.8)	2.6	2.1	3.0	3.5
Facility investment growth rate (YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate (%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account (billion dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields (%)	-	0.90	1.00	1.00	1.00	1.00

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(3) Downside scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	(1.5)	2.3	1.7	3.0
Private consumption index (YoY %)	(-)	(4.8)	1.9	1.1	2.6	3.4
Facility investment growth rate (YoY %)	(-)	3.5	3.5	4.5	(1.0)	3.0
Consumer price index growth rate (%)	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account (billion dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields (%)	-	0.90	1.10	1.10	1.10	1.10

(*1) As a result of reviewing the correlation of each variable, the private consumption index and facility investment growth rate were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the KOSPI forecast in addition to the table above.

(*2) Considering the default forecast period, the Bank reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Economic indicators have worsened in 2020 due to the economic contraction caused by the COVID-19. However, the historical default rate of the Bank's has remained stable because of various government support in response to the COVID-19. The Bank manages the credit risk through classifying borrowers in interest and principal payment holiday that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency.

As of December 31, 2020, the effect of increasing provisions due to classification of exposure and STAGE2 for the borrowers who applied for moratorium of interest payments and moratorium of repayment in installments is as follows:

	Exposure	Provision before change	Provision after change	Amount of increasing
Moratorium of interest payments	242,794	18,824	18,874	50
Moratorium of repayment in installments	1,067,502	19,262	20,660	1,398
Moratorium of interest payments and moratorium of repayment in installments	80,581	2,123	2,166	43
	1,390,877	40,209	41,700	1,491

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The Bank has considered multiple economic scenarios in applying forward-looking information to measure expected credit losses. The sensitivity analysis of the impact on the Bank's expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant is as follows:

Scenario	Assumption for 100%	Differ from carrying amount
UPSIDE	1,664,306	(2,775)
DOWNSIDE	1,691,862	24,781

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

LGD refers to the expected loss if a borrower defaults. The Bank calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity. The Bank takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Bank conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Bank and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Bank may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(d) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Due from banks (*1)(*2):
Banks	~~W~~	2,006,450	2,716,306
Governments		19,157,885	14,493,528
		21,164,335	17,209,834
Loans at amortized cost (*1)(*2):
Banks		7,234,785	4,180,510
Retail:
Mortgage lending		45,321,075	46,633,770
Others		101,211,943	84,635,066
		146,533,018	131,268,836

Governments		2,380,348	2,425,213
Corporate:
Large enterprises		25,552,003	25,043,965
Small and medium-sized enterprises		85,983,082	78,243,337
Special finance		6,973,592	6,024,424
Others		810	474
		118,509,487	109,312,200
		274,657,638	247,186,759
Loans at fair value through profit or loss:
Banks		29,996	-
Corporate:
Large enterprises		699,827	714,946
Small and medium-sized enterprises		114,646	154,045
		814,473	868,991
		844,469	868,991
Securities at FVTPL:
Debt securities		19,386,313	16,485,641
Gold/silver deposits		188,339	111,715
		19,574,652	16,597,356
Securities at FVOCI (*1)		37,637,403	38,866,832
Securities at amortized cost (*1)		19,062,390	19,323,185
Derivative assets		4,581,535	2,107,875
Other financial assets (*1)(*3)		10,829,613	13,279,832
Off-balance sheet items:
Financial guarantee contracts		8,857,606	9,116,456
Loan commitments and other liabilities for credit		97,162,880	92,735,650
		106,020,486	101,852,106
	~~W~~	494,372,521	457,292,770

(*1) The maximum exposure amounts for due from banks, loans, securities and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans are classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	1,949,695	59,169	-	312	-	2,009,176	(2,726)	2,006,450	-
Governments		19,076,804	80,495	-	1,748	-	19,159,047	(1,162)	19,157,885	-
		21,026,499	139,664	-	2,060	-	21,168,223	(3,888)	21,164,335	-
Loans at amortized cost:
Banks		4,829,321	2,316,840	87,085	9,623	-	7,242,869	(8,084)	7,234,785	25,520
Retail		131,651,648	5,538,082	5,872,853	3,407,194	412,237	146,882,014	(348,996)	146,533,018	77,251,307
Residential real estate mortgage loan		42,263,535	313,134	1,792,577	877,066	82,743	45,329,055	(7,980)	45,321,075	40,277,946
Etc		89,388,113	5,224,948	4,080,276	2,530,128	329,494	101,552,959	(341,016)	101,211,943	36,973,361
Governments		2,133,389	247,541	-	-	-	2,380,930	(582)	2,380,348	-
Corporate		78,143,505	20,939,203	9,922,531	9,934,985	641,861	119,582,085	(1,072,598)	118,509,487	74,206,613
Major company		17,204,288	4,667,392	2,001,089	1,797,262	147,447	25,817,478	(265,475)	25,552,003	6,963,996
Small business		58,016,906	12,267,376	7,919,456	8,063,308	494,414	86,761,460	(778,378)	85,983,082	66,551,952
Special finance		2,922,311	4,003,724	1,986	74,275	-	7,002,296	(28,704)	6,973,592	690,665
Etc		-	711	-	140	-	851	(41)	810	-
		216,757,863	29,041,666	15,882,469	13,351,802	1,054,098	276,087,898	(1,430,260)	274,657,638	151,483,440
Securities at FVOCI (*)		32,197,368	5,189,454	-	250,581	-	37,637,403	-	37,637,403	-
Securities at amortized cost		18,794,256	271,142	-	-	-	19,065,398	(3,008)	19,062,390	-
	~~W~~	288,775,986	34,641,926	15,882,469	13,604,443	1,054,098	353,958,922	(1,437,156)	352,521,766	151,483,440

(*) Credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~15,889 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	2,717,753	-	1,341	-	-	2,719,094	(2,788)	2,716,306	-
Governments		14,493,591	-	592	-	-	14,494,183	(655)	14,493,528	-
		17,211,344	-	1,933	-	-	17,213,277	(3,443)	17,209,834	-
Loans at amortized cost:
Banks		2,261,173	1,814,256	73,769	38,854	-	4,188,052	(7,542)	4,180,510	43,732
Retail		117,531,674	4,881,644	5,476,794	3,335,176	382,642	131,607,930	(339,094)	131,268,836	73,919,716
Residential real estate mortgage loan		43,715,801	535,894	1,271,132	1,033,363	86,648	46,642,838	(9,068)	46,633,770	41,754,605
Etc		73,815,873	4,345,750	4,205,662	2,301,813	295,994	84,965,092	(330,026)	84,635,066	32,165,111
Governments		2,314,523	111,987	-	-	-	2,426,510	(1,297)	2,425,213	-
Corporate		70,100,298	19,847,088	9,086,482	10,492,950	738,453	110,265,271	(953,071)	109,312,200	67,611,243
Major company		16,379,810	5,087,242	1,807,408	1,763,475	274,639	25,312,574	(268,609)	25,043,965	6,836,353
Small business		51,234,997	11,290,551	7,278,262	8,634,500	463,814	78,902,124	(658,787)	78,243,337	59,978,101
Special finance		2,485,491	3,468,924	812	94,837	-	6,050,064	(25,640)	6,024,424	796,789
Etc		-	371	-	138	-	509	(35)	474	-
		192,207,668	26,654,975	14,637,045	13,866,980	1,121,095	248,487,763	(1,301,004)	247,186,759	141,574,691
Securities at FVOCI (*)		32,400,748	6,244,737	-	221,347	-	38,866,832	-	38,866,832	-
Securities at amortized cost		18,988,990	337,328	-	-	-	19,326,318	(3,133)	19,323,185	-
	~~W~~	260,808,750	33,237,040	14,638,978	14,088,327	1,121,095	323,894,190	(1,307,580)	322,586,610	141,574,691

(*) Credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~19,646 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet items as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Financial guarantee:
Grade 1	~~W~~	4,630,421	643,178	-	5,273,599
Grade 2		3,411,436	166,203	-	3,577,639
Impaired		-	-	6,368	6,368
		8,041,857	809,381	6,368	8,857,606
Loan commitment and other credit line
Grade 1		78,100,738	3,171,907	-	81,272,645
Grade 2		14,914,990	975,245	-	15,890,235
Impaired		-	-	-	-
		93,015,728	4,147,152	-	97,162,880
	~~W~~	101,057,585	4,956,533	6,368	106,020,486

		December 31, 2019
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Financial guarantee:
Grade 1	~~W~~	4,379,407	412,825	-	4,792,232
Grade 2		4,197,314	119,729	-	4,317,043
Impaired		-	-	7,181	7,181
		8,576,721	532,554	7,181	9,116,456
Loan commitment and other credit line
Grade 1		72,678,035	4,385,864	-	77,063,899
Grade 2		14,611,269	1,059,771	-	15,671,040
Impaired		-	-	711	711
		87,289,304	5,445,635	711	92,735,650
	~~W~~	95,866,025	5,978,189	7,892	101,852,106

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Guarantees	~~W~~	34,419,319	5,763,336	176,985	40,359,640
Deposits and savings		459,492	223,357	208	683,057
Property and equipment		1,292,265	317,218	12,341	1,621,824
Real estate		97,406,635	12,808,456	241,485	110,456,576
	~~W~~	133,577,711	19,112,367	431,019	153,121,097
		December 31, 2019
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Guarantees	~~W~~	10,407,151	3,639,810	57,032	14,103,993
Deposits and savings		439,764	181,532	1,029	622,325
Property and equipment		1,013,561	307,502	12,511	1,333,574
Real estate		116,697,154	14,009,256	317,027	131,023,437
	~~W~~	128,557,630	18,138,100	387,599	147,083,329

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2020 and 2019 are as follows:

		December 31, 2020					Total
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other
Loans at amortized cost	~~W~~	16,607,848	13,039,356	12,126,830	1,850,819	1,704,202	45,329,055
Less: allowance		(450)	(1,216)	(4,072)	(1,500)	(742)	(7,980)
	~~W~~	16,607,398	13,038,140	12,122,758	1,849,319	1,703,460	45,321,075

		December 31, 2019					Total
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other
Loans at amortized cost	~~W~~	17,727,902	14,823,997	12,631,594	541,438	917,907	46,642,838
Less: allowance		(1,100)	(1,875)	(4,715)	(916)	(462)	(9,068)
	~~W~~	17,726,802	14,822,122	12,626,879	540,522	917,445	46,633,770

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime credit losses, and the contractual cash flows are modified for the years ended December 31, 2020 and 2019, the amortized costs before modification amounted to ~~W~~39,562 million and ~~W~~51,227 million, respectively, and the net losses resulting from the modification amounted to ~~W~~8,289 million and ~~W~~8,875 million, respectively.

ii) As of December 31, 2020 and 2019, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2020 and 2019 are ~~W~~600 million and ~~W~~3,782 million.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2020 and 2019, are ~~W~~6,093,146 million and ~~W~~5,945,254million, respectively.

(h) As of December 31, 2020 and 2019, there are no assets acquired by the execution of collateral.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(g) Concentration by geographic location

An analysis of concentration by geographic location for financial assets excluding equity securities, net of allowance, as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
Division(*)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Due from banks:
Banks	~~W~~	79,874	359,509	101,952	414,266	126,666	302	709,668	214,213	2,006,450
Governments		18,309,888	753,730	-	-	-	-	-	94,267	19,157,885
		18,389,762	1,113,239	101,952	414,266	126,666	302	709,668	308,480	21,164,335
Loans at amortized cost:
Banks		1,763,815	-	-	271,796	205,333	819,156	523,818	3,650,867	7,234,785
Retail		145,235,883	196,327	4,157	6,219	2,122	4,279	716,190	367,841	146,533,018
Residential real estate mortgage loan		44,493,555	88,279	1,847	2,247	785	1,679	488,380	244,303	45,321,075
Etc		100,742,328	108,048	2,310	3,972	1,337	2,600	227,810	123,538	101,211,943
Governments		2,132,972	-	-	-	-	-	-	247,376	2,380,348
Corporate		111,470,981	1,704,179	103,197	627	16,778	694,145	536,166	3,983,414	118,509,487
Major company		23,226,169	403,634	38,028	-	3,560	205,683	209,736	1,465,193	25,552,003
Small business		83,003,413	594,770	41,500	627	13,218	402,881	326,430	1,600,243	85,983,082
Special finance		5,240,836	705,764	23,669	-	-	85,581	-	917,742	6,973,592
Etc		563	11	-	-	-	-	-	236	810
		260,603,651	1,900,506	107,354	278,642	224,233	1,517,580	1,776,174	8,249,498	274,657,638

Loans at FVTPL		844,469	-	-	-	-	-	-	-	844,469
Banks		29,996	-	-	-	-	-	-	-	29,996
Corporate		814,473	-	-	-	-	-	-	-	814,473
Major company		699,827	-	-	-	-	-	-	-	699,827
Small business		114,646	-	-	-	-	-	-	-	114,646
Securities at FVTPL		18,771,346	202,001	193,454	19,040	4,486	-	151,988	232,337	19,574,652
Debt securities		18,771,346	202,001	5,115	19,040	4,486	-	151,988	232,337	19,386,313
Gold/silver deposits		-	-	188,339	-	-	-	-	-	188,339
Securities at FVOCI		35,663,375	801,006	51,422	120,044	36,412	-	373,438	591,706	37,637,403
Securities at amortized cost		18,858,335	2,175	-	-	-	-	-	201,880	19,062,390
	~~W~~	353,130,938	4,018,927	454,182	831,992	391,797	1,517,882	3,011,268	9,583,901	372,940,887

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(g) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial assets excluding equity securities, net of allowance, as of December 31, 2020 and December 31, 2019 are as follows(continued):

		December 31, 2019
Division(*)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Due from banks:
Banks	~~W~~	111,931	1,071,407	376,214	85,562	8,436	119	801,474	261,163	2,716,306
Governments		14,081,010	325,392	-	-	-	-	-	87,126	14,493,528
		14,192,941	1,396,799	376,214	85,562	8,436	119	801,474	348,289	17,209,834
Loans at amortized cost:
Banks		608,548	-	11,565	166,744	216,786	844,228	532,880	1,799,759	4,180,510
Retail		130,050,104	200,909	2,880	10,730	1,509	3,527	657,233	341,944	131,268,836
Residential real estate mortgage loan		45,824,958	100,458	1,474	2,059	119	1,673	470,341	232,688	46,633,770
Etc		84,225,146	100,451	1,406	8,671	1,390	1,854	186,892	109,256	84,635,066
Governments		2,313,311	-	-	-	-	-	-	111,902	2,425,213
Corporate		102,292,424	1,619,701	42,803	24,254	13,040	709,546	484,923	4,125,509	109,312,200
Major company		22,599,639	428,386	1,128	23,120	-	228,301	168,104	1,595,287	25,043,965
Small business		75,209,729	542,159	27,588	1,134	13,040	409,812	316,819	1,723,056	78,243,337
Special finance		4,482,711	649,154	14,087	-	-	71,433	-	807,039	6,024,424
Etc		345	2	-	-	-	-	-	127	474
		235,264,387	1,820,610	57,248	201,728	231,335	1,557,301	1,675,036	6,379,114	247,186,759

Loans at FVTPL		868,991	-	-	-	-	-	-	-	868,991
Corporate		868,991	-	-	-	-	-	-	-	868,991
Major company		714,946	-	-	-	-	-	-	-	714,946
Small business		154,045	-	-	-	-	-	-	-	154,045
Securities at FVTPL		15,878,158	163,598	125,499	18,732	5,064	111	158,380	247,814	16,597,356
Debt securities		15,878,158	163,598	13,784	18,732	5,064	111	158,380	247,814	16,485,641
Gold/silver deposits		-	-	111,715	-	-	-	-	-	111,715
Securities at FVOCI		36,090,913	1,449,323	97,710	179,082	93,769	-	287,501	668,534	38,866,832
Securities at amortized cost		19,060,305	2,314	-	-	-	-	-	260,566	19,323,185
	~~W~~	321,355,695	4,832,644	656,671	485,104	338,604	1,557,531	2,922,391	7,904,317	340,052,957

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(h) Concentration by industry sector

i) An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
Division(*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and resaurant	Others	Retail customers	Total
Due from banks:
Banks	~~W~~	2,006,450	-	-	-	-	-	-	-	2,006,450
Governments		19,157,885	-	-	-	-	-	-	-	19,157,885
		21,164,335	-	-	-	-	-	-	-	21,164,335
Loans at amortized cost:
Banks		6,960,316	-	-	-	-	-	274,469	-	7,234,785
Retail		-	-	-	-	-	-	-	146,533,018	146,533,018
Residential real estate mortgage loan		-	-	-	-	-	-	-	45,321,075	45,321,075
Etc		-	-	-	-	-	-	-	101,211,943	101,211,943
Governments		2,380,348	-	-	-	-	-	-	-	2,380,348
Corporate		4,686,468	43,259,083	16,039,953	26,426,802	2,358,977	5,343,246	20,394,958	-	118,509,487
Major company		1,707,700	14,417,467	2,847,257	1,530,090	422,074	281,562	4,345,853	-	25,552,003
Small business		898,280	28,812,551	13,153,458	22,658,255	1,582,222	4,973,522	13,904,794	-	85,983,082
Special finance		2,080,488	28,956	38,931	2,238,455	354,681	88,162	2,143,919	-	6,973,592
Etc		-	109	307	2	-	-	392	-	810
		14,027,132	43,259,083	16,039,953	26,426,802	2,358,977	5,343,246	20,669,427	146,533,018	274,657,638

Loans at FVTPL		29,921	629,419	19,210	31,996	3,000	-	130,923	-	844,469
Banks		-	-	-	29,996	-	-	-	-	29,996
Corporate		29,921	629,419	19,210	2,000	3,000	-	130,923	-	814,473
Major company		29,921	558,463	3,500	-	2,000	-	105,943	-	699,827
Small business		-	70,956	15,710	2,000	1,000	-	24,980	-	114,646
Securities at FVTPL		13,148,641	1,641,547	1,017,087	124,004	118,119	45,169	3,480,085	-	19,574,652
Debt securities		12,960,302	1,641,547	1,017,087	124,004	118,119	45,169	3,480,085	-	19,386,313
Gold/silver deposits		188,339	-	-	-	-	-	-	-	188,339
Securities at FVOCI		21,255,813	1,983,401	289,113	504,983	638,096	2,611	12,963,386	-	37,637,403
Securities at amortized cost		6,387,081	21,750	-	105,310	120,284	-	12,427,965	-	19,062,390
	~~W~~	76,012,923	47,535,200	17,365,363	27,193,095	3,238,476	5,391,026	49,671,786	146,533,018	372,940,887

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(h) Concentration by industry sector (continued)

i) An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
Division(*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and resaurant	Others	Retail customers	Total
Due from banks:
Banks	~~W~~	2,716,306	-	-	-	-	-	-	-	2,716,306
Governments		14,493,528	-	-	-	-	-	-	-	14,493,528
		17,209,834	-	-	-	-	-	-	-	17,209,834
Loans at amortized cost:
Banks		3,792,399	-	-	-	-	-	388,111	-	4,180,510
Retail		-	-	-	-	-	-	-	131,268,836	131,268,836
Residential real estate mortgage loan		-	-	-	-	-	-	-	46,633,770	46,633,770
Etc		-	-	-	-	-	-	-	84,635,066	84,635,066
Governments		2,425,213	-	-	-	-	-	-	-	2,425,213
Corporate		4,055,898	39,893,191	14,781,203	23,634,382	2,591,540	5,016,068	19,339,918	-	109,312,200
Major company		1,797,676	13,815,142	2,912,514	1,186,827	782,208	131,574	4,418,024	-	25,043,965
Small business		480,489	26,045,745	11,798,405	20,803,811	1,447,559	4,792,082	12,875,246	-	78,243,337
Special finance		1,777,733	32,123	70,256	1,643,743	361,773	92,412	2,046,384	-	6,024,424
Etc		-	181	28	1	-	-	264	-	474
		10,273,510	39,893,191	14,781,203	23,634,382	2,591,540	5,016,068	19,728,029	131,268,836	247,186,759
Loans at FVTPL		130,129	478,130	120,432	-	3,500	900	135,900	-	868,991
Corporate		130,129	478,130	120,432	-	3,500	900	135,900	-	868,991
Major company		130,129	375,875	103,522	-	2,000	-	103,420	-	714,946
Small business		-	102,255	16,910	-	1,500	900	32,480	-	154,045
Securities at FVTPL		11,301,811	1,354,529	819,381	139,124	169,548	55,096	2,757,867	-	16,597,356
Debt securities		11,190,096	1,354,529	819,381	139,124	169,548	55,096	2,757,867	-	16,485.641
Gold/silver deposits		111,715	-	-	-	-	-	-	-	111,715
Securities at FVOCI		22,531,919	2,116,718	319,380	555,859	695,380	2,779	12,644,797	-	38,866,832
Securities at amortized cost		6,640,469	26,616	-	108,112	120,492	-	12,427,496	-	19,323,185
	~~W~~	68,087,672	43,869,184	16,040,396	24,437,477	3,580,460	5,074,843	47,694,089	131,268,836	340,052,957

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(h) Concentration by industry sector (continued)

ii) As of December 31, 2020, the concentration by industry sector for corporate loans that could be affected by the spread of COVID-19 among the financial instruments is as follows:

		December 31, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	108,143	3,114,805	679,529	216,492	91,084	1,422,627	70,701	5,703,381
Securities at FVTPL		-	-	3,088	-	-	3,060	-	6,148
Securities at FVTOCI		52,878	2,611	224,894	-	6,539	9,797	-	296,719
Off-balance accounts		377,254	278,522	3,056,795	8,523	111,070	764,400	58,622	4,655,186
	~~W~~	538,275	3,395,938	3,964,306	225,015	208,693	2,199,884	129,323	10,661,434

iii) In the case of borrowers classified as Grade 2 and impaired among individual loans subject to lifetime expected credit losses as disclosed in Note 3-1. (e), the effect of COVID-19 may be relatively large. The impact is subject to change, depending on the future economic situation.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-2.Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Bank’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc., and non-trading position is mainly exposed to interest rates. The Bank separates and manages its exposure to market risk between trading and non-trading position.

The Bank carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and Middle Office functions for all operating departments and desks.

The basis of market risk management is limit management to keep the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the VaR limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering department monitors the operation status independently from the operating department. The Bank regularly reports to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

Trading data for foreign exchange, stocks, bonds, and derivatives, which are subject to the measurement of market risks of trading positions, are managed by entering transactions in the front system, and are automatically interfaced with the market risk management system (Risk Watch) to perform daily risk measurement and limit management. In addition, in order to supplement the risk measurement by statistical method and to manage the impact and loss scale of rapid changes in the economic environment, stress testing is regularly conducted in parallel, and through this, the scale of loss in a crisis situation is within a certain range.

i) Measurement method on market risk arising from trading positions

The Bank applies historical simulation VaR methodology to each market risk, such as interest rates, stock prices, and exchange rates exposed to trading positions to calculate market risk in a 99% confidence level. VaR is based on a statistical assessment of potential losses to current positions from an adverse market movement. This represents the maximum amount of losses that can be incurred at the level of 99% confidence. Therefore, there is a statistical probability (1.0%) that the actual loss may be greater than the VaR measurement.

The VaR model measures expected losses assuming that the daily position at the measurement point remains and that market movements for the past 10 days from each measurement point will continue in the future.

Limits for each type of market risk are the limits set on market risk within the Bank's total risk limit. It is calculated by multiplying the average 10 days VaR and Stressed VaR for the previous 60 days by the regulatory multiplier and used as a market risk management tool. The Bank's VaR limit is set annually by the Risk Management Committee or the Risk Policy Committee, and compliance of each type of limit is monitored on a daily basis. In addition, when the set limit is exceeded, the manager of the operation department reports the excess details, reasons for the excess, and solutions to the group head in charge, and manages the set limit to be reduced to the limit within the next business day.

The quality of the VaR model is continuously monitored by post verification of VaR results, and all post verification results are reported to the Board of Directors.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-2.Market risk (continued)

(a) Market risk management of trading positions (continued)

ii) VaR of trading positions

The Bank manages VaR for trading portfolio based on financial statements. The minimum, maximum, average VaR and the VaR for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Equity risk		27,077	66,254	7,545	7,893
Foreign currency risk (*)		65,309	83,335	27,668	69,024
Volatility risk		305	1,073	114	138
Commodity risk		13	170	-	1
Covariance		(27,839)	(53,295)	(14,163)	(25,310)
	~~W~~	106,030	154,487	49,486	94,613

(*) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

		December 31, 2019
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	21,208	32,430	12,709	28,313
Equity risk		18,136	49,424	8,171	15,386
Foreign currency risk (*)		24,727	29,085	22,259	25,910
Volatility risk		161	325	60	212
Commodity risk		15	104	-	10
Covariance		(16,322)	(29,815)	(11,717)	(21,879)
	~~W~~	47,925	81,553	31,482	47,952

(*) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-2.Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.

The Bank carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Bank measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario-based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Bank calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB Standard Method interest rate scenario provided by the Bank for International Settlements (“BIS”). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standard method.

In order to calculate the interest rate risk, the Bank uses the six scenarios defined by the Basel Committee, 1) Parallel shock increases, 2) Parallel shock decreases, 3) Shock stiffener, 4) Shock plattner, 5) short-term interest rate increses, and 6) short-term interest rate decreases. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interes income are measured to calculate the maximum expected changes of profit or loss (EaR: Earning at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which are measured by the IRRBB standard methodology provided by BIS as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Interest rate VaR	~~W~~	517,783	468,214
Interest rate EaR		236,760	217,250

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-2.Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Assets and liabilities denominated in foreign currencies as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,165,925	271,545	88,823	46,382	358,854	3,931,529
Securities at FVTPL		751,502	-	145,273	-	240,169	1,136,944
Derivative assets		380,160	4	6,406	-	56,688	443,258
Loans at amortized cost		19,352,482	503,246	806,714	21,562	3,515,608	24,199,612
Securities at FVOCI		3,021,270	-	-	-	384,936	3,406,206
Securities at amortized cost		93,801	-	-	-	191,493	285,294
Other financial assets		1,713,320	207,349	137,259	192,134	342,709	2,592,771
		28,478,460	982,144	1,184,475	260,078	5,090,457	35,995,614

Liabilities
Deposits		14,942,876	784,028	535,618	215,036	2,083,635	18,561,193
Financial liabilities at FVTPL		-	-	-	-	539,564	539,564
Derivative liabilities		230,488	-	7,673	-	5,556	243,717
Borrowings		7,111,325	320,714	219,944	8,442	139,576	7,800,001
Debt securities issued		4,744,568	87,504	669,120	-	1,205,976	6,707,168
Other financial liabilities		2,916,551	59,683	250,113	185,121	587,632	3,999,100
		29,945,808	1,251,929	1,682,468	408,599	4,561,939	37,850,743

Net assets (liabilities)		(1,467,348)	(269,785)	(497,993)	(148,521)	528,518	(1,855,129)

Off-balance sheet items
Derivative exposures		1,194,430	(71,556)	417,055	29,817	(206,023)	1,363,723
Net position	~~W~~	(272,918)	(341,341)	(80,938)	(118,704)	322,495	(491,406)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-2.Market risk (continued)

(c) Foreign exchange risk (continued)

Assets and liabilities denominated in foreign currencies as of December 31, 2020 and 2019 are as follows:

		December 31, 2019
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,123,591	158,893	155,425	172,306	485,581	4,095,796
Securities at FVTPL		910,503	14,205	115,969	-	231,441	1,272,118
Derivative assets		186,787	4	5,947	-	38,718	231,456
Loans at amortized cost		16,427,272	539,364	523,890	27,277	3,284,001	20,801,804
Securities at FVOCI		3,956,583	1,120	49,447	-	300,907	4,308,057
Securities at amortized cost		114,357	-	-	-	249,716	364,073
Other financial assets		2,600,554	62,870	169,471	262,503	351,964	3,447,362
		27,319,647	776,456	1,020,149	462,086	4,942,328	34,520,666

Liabilities
Deposits		12,534,520	667,303	449,172	178,402	1,768,329	15,597,726
Financial liabilities at FVTPL		-	-	-	-	467,761	467,761
Derivative liabilities		144,447	-	10,272	-	3,368	158,087
Borrowings		8,567,610	135,102	73,101	14,909	22,460	8,813,182
Debt securities issued		4,918,347	319,041	704,504	-	895,196	6,837,088
Other financial liabilities		3,785,666	81,305	122,143	271,990	847,676	5,108,780
		29,950,590	1,202,751	1,359,192	465,301	4,004,790	36,982,624

Net assets (liabilities)		(2,630,943)	(426,295)	(339,043)	(3,215)	937,538	(2,461,958)

Off balance sheet items
Derivative exposures		2,332,013	17,455	370,460	(112,270)	(653,500)	1,954,158
Net position	~~W~~	(298,930)	(408,840)	31,417	(115,485)	284,038	(507,800)

(d) Interest rate risk management

The Bank closely is monitoring the output and market of various industrial working groups that manage the transition to new interest rate indicators. It includes announcements made by IBOR regulators.

Regulators have made it clear that they will not persuade or force banks to submit IBOR by the end of 2021. In response to this announcement, the Bank has established an IBOR-related response plan consisting of job flows such as risk management, accounting, tax, law, computerization, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business, and prepare and implement action plans to facilitate the transition to alternative indicator interest rates. The Bank aims to close its response plan by 2021.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.Financial risk management (continued)

3-3.Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

-raise funding in sufficient amounts at the optimal time and reasonable costs;

-maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

-secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

-monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

-conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

-consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers’ behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	22,202,628	269,243	315,845	18,107	-	-	22,805,823
Securities at FVTPL		18,150,554	1,047,295	40,079	489,995	-	-	19,727,923
Derivative assets		4,274,780	21,546	27,666	44,331	223,557	104,837	4,696,717
Loans at amortized cost		16,982,762	27,704,484	41,366,752	69,058,172	89,451,833	55,218,597	299,782,600
Loans at FVTPL		30,172	679,683	9,113	44,836	86,158	-	849,962
Securities at FVOCI		35,324,722	-	-	-	-	6,002,299	41,327,021
Securities at amortized cost		314,684	1,892,686	983,877	1,639,344	15,040,157	417,987	20,288,735
Other financial assets		8,787,848	-	-	158,940	-	1,142,535	10,089,323
	~~W~~	106,068,150	31,614,937	42,743,332	71,453,725	104,801,705	62,886,255	419,568,104
Liabilities
Deposits	~~W~~	172,089,101	25,392,800	33,059,197	53,644,122	8,595,490	418,600	293,199,310
Financial liabilities at FVTPL		510,073	794	7,042	2,785	18,870	-	539,564
Derivative liabilities		4,068,271	375	556	1,155	5,737	3,734	4,079,828
Borrowings		7,446,502	2,763,861	1,892,730	3,502,237	3,880,664	1,101,073	20,587,067
Debt securities issued		1,322,755	3,405,239	2,343,877	7,247,687	16,173,050	3,341,220	33,833,828
Other financial liabilities		19,053,268	26,421	35,132	130,877	163,662	14,261	19,423,621
	~~W~~	204,489,970	31,589,490	37,338,534	64,528,863	28,837,473	4,878,888	371,663,218

These amounts include cash flows of principal and interest on financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial instruments at FVTPL that can be disposed of immediately and financial instruments at FVOCI except for assets restricted for sale for certain periods are included in 1 month or less.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	19,220,857	370,211	44,167	11,737	-	-	19,646,972
Securities at FVTPL		14,743,178	1,610,661	69,860	217,286	20,113	-	16,661,098
Derivative assets		1,980,697	48,668	62,652	108,511	605,246	468,125	3,273,899
Loans at amortized cost		15,837,191	27,017,038	37,175,127	63,049,560	75,319,678	56,277,160	274,675,754
Loans at FVTPL		238	659,252	9,758	55,527	156,642	-	881,417
Securities at FVOCI		37,666,762	-	-	-	-	1,899,268	39,566,030
Securities at amortized cost		1,109,057	1,832,829	1,423,783	1,757,082	14,133,055	372,016	20,627,822
Other financial assets		10,792,909	-	1,168	148,905	6,375	2,381,850	13,331,207
	~~W~~	101,350,889	31,538,659	38,786,515	65,348,608	90,241,109	61,398,419	388,664,199
Liabilities
Deposits	~~W~~	137,669,480	28,679,009	35,393,493	56,583,403	7,492,413	986,932	266,804,730
Financial liabilities at FVTPL		437,324	1,096	12,095	10,455	48,609	-	509,579
Derivative liabilities		1,883,833	35,095	45,477	84,498	485,866	321,736	2,856,505
Borrowings		4,040,319	2,836,630	2,522,273	3,316,213	3,713,152	1,158,444	17,587,031
Debt securities issued		961,430	2,218,141	3,756,325	6,398,548	20,457,735	3,987,936	37,780,115
Other financial liabilities		17,582,007	26,239	37,000	138,792	221,594	2,186,718	20,192,350
	~~W~~	162,574,393	33,796,210	41,766,663	66,531,909	32,419,369	8,641,766	345,730,310

These amounts include cash flows of principal and interest on financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial instruments at FVTPL that can be disposed of immediately and financial assets at FVOCI except for assets restricted for sale for certain periods are included in 1 month or less.

(b) Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Financial guarantee contracts	~~W~~	8,857,606	9,116,456
Loan commitments and others		97,162,880	92,735,650
	~~W~~	106,020,486	101,852,106

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.Financial risk management (continued)

3-4.Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i)  Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii)  Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2020 and 2019 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	708,111	136,358	844,469
Securities at FVTPL:
Debt securities		276,258	16,927,522	2,182,532	19,386,312
Equity securities		44,747	-	104,342	149,089
Gold/silver deposits		188,339	-	-	188,339
		509,344	16,927,522	2,286,874	19,723,740
Derivative assets:
Trading		5	4,260,009	2,228	4,262,242
Hedging		-	318,499	794	319,293
		5	4,578,508	3,022	4,581,535
Securities at FVOCI:
Debt securities		9,110,092	28,527,310	-	37,637,402
Equity securities		171,614	-	457,996	629,610
		9,281,706	28,527,310	457,996	38,267,012
	~~W~~	9,791,055	50,741,451	2,884,250	63,416,756
Financial liabilities
Financial liabilities at FVTPL:
Gold/silver deposits	~~W~~	539,564	-	-	539,564
Derivative liabilities:
Trading		-	4,063,948	4,087	4,068,035
Hedging		-	17,909	102,819	120,728
		-	4,081,857	106,906	4,188,763
	~~W~~	539,564	4,081,857	106,906	4,728,327

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2020 and 2019 by the level in the fair value hierarchy into which the fair value measurement is categorized (continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	686,446	182,545	868,991
Securities at FVTPL:
Debt securities		823,666	14,111,811	1,550,164	16,485,641
Equity securities		11,760	-	50,967	62,727
Gold/silver deposits		111,715	-	-	111,715
		947,141	14,111,811	1,601,131	16,660,083
Derivative assets:
Trading		-	1,948,832	4,457	1,953,289
Hedging		-	151,810	2,776	154,586
		-	2,100,642	7,233	2,107,875
Securities at FVOCI:
Debt securities		9,394,007	29,472,824	-	38,866,831
Equity securities		183,078	-	408,056	591,134
		9,577,085	29,472,824	408,056	39,457,965
	~~W~~	10,524,226	46,371,723	2,198,965	59,094,914
Financial liabilities
Financial liabilities at FVTPL:
Securities sold	~~W~~	40,320	-	-	40,320
Gold/silver deposits		467,761	-	-	467,761
		508,081	-	-	508,081
Derivative liabilities:
Trading		197	1,675,184	4,240	1,679,621
Hedging		-	20,329	189,750	210,079
		197	1,695,513	193,990	1,889,700
	~~W~~	508,278	1,695,513	193,990	2,397,781

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(a)Financial instruments measured at fair value (continued)

ii) There is no transfer between level 1 and level 2 for the years ended December 31, 2020 and 2019.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Net derivative instruments	Total
Beginning balance	~~W~~	182,545	1,601,132	408,056	(186,757)	2,004,976
Total gain or loss:
Recognized in profit or loss (*1)		2,303	81,321	-	82,201	165,825
Recognized in other comprehensive income		-	-	(10,584)	-	(10,584)
Purchases/issues		-	769,905	60,538	(68)	830,375
Settlements		(48,490)	(165,484)	(14)	94	(213,894)
Transfers into level 3 (*3)		-	-	-	625	625
Transfers from level 3 (*3)		-	-	-	21	21
Ending balance	~~W~~	136,358	2,286,874	457,996	(103,884)	2,777,344

		December 31, 2019
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Net derivative instruments	Total
Beginning balance	~~W~~	237,241	1,123,429	301,991	(356,517)	1,306,144
Total gain or loss:
Recognized in profit or loss (*1)		38	33,549	-	106,279	139,866
Recognized in other comprehensive income		-	-	20,490	-	20,490
Purchases/issues		96,171	592,265	92,861	(561)	780,736
Settlements		(150,905)	(156,758)	-	63,828	(243,835)
Others (*2)		-	-	(7,286)	-	(7,286)
Transfers into level 3 (*3)		-	11,906	-	248	12,154
Transfers from level 3 (*3)		-	(3,260)	-	(34)	(3,294)
Ending balance	~~W~~	182,545	1,601,131	408,056	(186,757)	2,004,975

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019 are as follows (continued):

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2020 and 2019 are presented in the statements of comprehensive income as follows:

		December 31, 2020		December 31, 2019
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the period	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial assets at FVTPL	~~W~~	80,876	81,078	34,055	33,363
Net other operating expenses		84,949	19,065	105,811	105,811
	~~W~~	165,825	100,143	139,866	139,174

(*2) Reclassified to investments in associates.

(*3) These financial instruments are transferred into or out of level 3 as the availability of observable market data has changed. The Bank recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

a. Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of  December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	708,111	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,927,522	Discounted cash flow, Net asset value	Discount rate, price of underlying assets; such as securities and bonds
Derivative assets	Trading		4,260,009	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		318,499
			4,578,508
Securities at FVOCI	Debt securities		28,527,310	Discounted cash flow	Discount rate
		~~W~~	50,741,451
Financial liabilities
Derivative liabilities	Trading	~~W~~	4,063,948	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		17,909
		~~W~~	4,081,857

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

a. Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of  December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	686,446	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		14,111,811	Discounted cash flow, Net asset value	Discount rate, price of underlying assets; such as securities and bonds
Derivative assets	Trading		1,948,832	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		151,810
			2,100,642
Securities at FVOCI	Debt securities		29,472,824	Discounted cash flow	Discount rate
		~~W~~	46,371,723
Financial liabilities
Derivative liabilities	Trading	~~W~~	1,675,184	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		20,329
		~~W~~	1,695,513

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

b. The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2020 and 2019, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	136,358	Volatility of underlying assets, Discount rate	Volatility of underlying assets	17.61%~45,68%	The higher the volatility, the higher the fair value
Securities at FVTPL	Net asset value method, option model (*1)	Debt securities		2,182,532	Volatility of underlying assets, Discount rate	Volatility of underlying assets	18.99%~26.45%	The higher the volatility, the higher the fair value
	Discounted cash flow	Equity securities		104,342	Volatility of underlying assets, Terminal growth rate, Stock price	Discount rate, Terminal growth rate	5.83%~16.87% 1.00%	Fair value increases as discount rate decreases, Fair value increases as growth rate increases
				2,286,874

Derivative assets	Option model (*2)	Equity and foreign exchange related		1,144	Volatility of underlying assets, exchange rate	Volatility of underlying assets	4.30%~8.46%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		1,878	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.47%~0.62% 0.30%~0.58% 47.82%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients

				3,022
Securities at FVOCI	Net asset value method, discounted cash flow, option model (*1), Similar companies comparison method	Equity securities		457,996	Volatility of underlying assets, Discount rate Terminal growth rate, Stock price	Volatility of underlying assets, Discount rate, Terminal growth rate, Stock price	22.11% 8.94%~19.05% 1.00%	The higher the volatility, the higher the fair value, Fair value increases as discount rate decreases, Fair value increases as growth rate increases

			~~W~~	2,884,250

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

b. The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2020 and 2019, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities
Derivative assets	Option model (*2)	Equity and foreign exchange related	~~W~~	4,087	Volatility of underlying assets, exchange rate	Volatility of underlying assets	4.30%~29.32%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		102,819	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.47%~0.62% 0.30%~0.63% 20.13%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			~~W~~	106,906

(*1) The Bank uses binomial tree and LSMC option model.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

b. The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2020 and 2019, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	182,545	Volatility of underlying assets, Discount rate	Volatility of underlying assets	13.21%~46.36%	The higher the volatility, the higher the fair value
Securities at FVTPL	Net asset value method	Debt securities		1,550,164	Volatility of underlying assets, Discount rate	Volatility of underlying assets	19.99%~23.41%	The higher the volatility, the higher the fair value
	Discounted cash flow, Similar companies comparison method	Equity securities		50,967	Discount rate, Terminal growth rate, Stock price	Discount rate, Terminal growth rate	5.06%~15.42% 0.00%	The higher the volatility, the higher the fair value, Fair value increases as discount rate decreases, Fair value increases as growth rate increases
				1,601,131

Derivative assets	Option model (*2)	Equity and foreign exchange related		2,844	Volatility of underlying assets, exchange rate	Volatility of underlying assets	1.51%~22.24%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		4,389	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.50%~0.67% 1.30%~1.57% 59.53%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients

				7,233
Securities at FVOCI	Net asset value method, discounted cash flow, option model (*1), Similar companies comparison method	Equity securities		408,056	Discount rate Terminal growth rate, Stock price	Discount rate Terminal growth rate, Stock price	7.78%~19.21% 0.00%	Fair value increases as discount rate decreases, Fair value increases as growth rate increases

			~~W~~	2,198,965

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

b. The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2020 and 2019, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities
Derivative assets	Option model (*2)	Equity and foreign exchange related	~~W~~	3,141	Volatility of underlying assets, exchange rate	Volatility of underlying assets	1.51%~22.24%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		190,849	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.50%~0.67% 1.30%~2.77% 45.06%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			~~W~~	193,990

(*1) The Bank uses binomial tree and LSMC option model.

(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2020 and 2019 are as follows:

			December 31, 2020
Type of financial instrument(*1)			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*2)		~~W~~	3,567	(2,764)	-	-
Securities at FVTPL	Debt securities (*2)		139	(108)	-	-
	Equity securities(*3)		5,717	(3,991)	-	-
Derivative assets (*2)	Equity and foreign exchange related		78	(75)	-	-
	Interest rates related		18	(33)	-
Securities at FVOCI (*3)	Equity securities		-	-	11,043	(7,460)
		~~W~~	9,519	(6,971)	11,043	(7,460)
Derivative liabilities (*2)	Equity and foreign exchange related	~~W~~	75	(78)	-	-
	Interest rates related		3,841	(5,163)	-
		~~W~~	3,916	(5,241)	-	-

(*1) ~~W~~2,606,781million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable

(*2) Based on 10% of increase or decrease in volatility of underlying assets or correlation coefficients.

(*3) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2020 and 2019 are as follows (continued):

			December 31, 2019
Type of financial instrument(*1)			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*2)		~~W~~	9,925	(3,431)	-	-
Securities at FVTPL	Debt securities (*2)		790	(534)	-	-
	Equity securities(*3)		10,096	(2,485)	-	-
Derivative assets (*2)	Equity and foreign exchange related		9	(9)	-	-
	Interest rates related		543	(1,151)	-	-
Securities at FVOCI (*3)	Equity securities		-	-	16,228	(7,943)
		~~W~~	21,363	(7,610)	16,228	(7,943)
Derivative liabilities (*2)	Equity and foreign exchange related	~~W~~	16	(21)	-	-
	Interest rates related		7,119	(10,597)	-	-
		~~W~~	7,135	(10,618)	-	-

(*1) ~~W~~1,550,164 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

(*2) Based on 10% of increase or decrease in volatility of underlying assets or correlation coefficients.

(*3) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and financial liabilities

The book value is used as a fair value for short-term and transitional accounts such as spot exchange, unpaid/uncollected domestic exchange settlements, and the fair value, the present value of the contractual cash flow discounted at the market interest rate taking the residual risk into account, is calculated for the rest of other financial assets and liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,635,696	-	-	1,635,696	1,635,696
Due from banks		21,168,223	-	(3,888)	21,164,335	21,164,335
Loans at amortized cost:
Household loans		126,456,195	406,780	(276,041)	126,586,934	126,610,343
Corporate loans		139,953,385	93,179	(1,125,317)	138,921,247	139,974,326
Public and other loans		3,594,089	2,188	(22,450)	3,573,827	3,599,911
Loans to bank		5,582,082	-	(6,452)	5,575,630	5,586,932
Securities at amortized cost:
Government bonds		12,207,719	-	(386)	12,207,333	12,523,176
Financial institutions bonds		2,133,123	-	(489)	2,132,634	2,142,158
Corporate bonds and others		4,724,556	-	(2,133)	4,722,423	4,783,110
Other financial assets		10,876,637	(26,668)	(20,356)	10,829,613	10,850,089
	~~W~~	328,331,705	475,479	(1,457,512)	327,349,672	328,870,076
Liabilities
Deposits:
Demand deposits	~~W~~	141,428,780	-	-	141,428,780	141,428,780
Time deposits		134,582,244	-	-	134,582,244	134,624,201
Negotiable certificates of deposits		4,869,513	-	-	4,869,513	4,886,255
Note discount deposits		6,226,937	-	-	6,226,937	6,226,855
CMA		4,006,319	-	-	4,006,319	4,006,318
Others		18,763	-	-	18,763	18,765
Borrowings:
Call money		1,393,820	-	-	1,393,820	1,393,820
Bill sold		10,706	-	-	10,706	10,696
Bonds sold under repurchase agreements		159,432	-	-	159,432	159,432
Borrowings		18,829,738	(304)	-	18,829,434	18,873,465
Debt securities issued:
Debt securities issued in Korean won		25,507,363	(14,599)	-	25,492,764	25,744,972
Debt securities issued in foreign currencies		6,707,168	(28,946)	-	6,678,222	6,812,327
Other financial liabilities		21,068,865	(13,513)	-	21,055,352	21,057,551
	~~W~~	364,809,648	(57,362)	-	364,752,286	365,243,437

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	2,430,026	-	-	2,430,026	2,430,026
Due from banks		17,213,277	-	(3,443)	17,209,834	17,209,834
Loans at amortized cost:
Household loans		116,047,478	415,113	(273,063)	116,189,528	116,592,611
Corporate loans		125,541,959	81,819	(1,007,746)	124,616,032	125,557,893
Public and other loans		3,189,535	1,847	(13,980)	3,177,402	3,195,896
Loans to bank		3,210,012	-	(6,215)	3,203,797	3,216,550
Securities at amortized cost:
Government bonds		12,201,742	-	(578)	12,201,164	12,450,504
Financial institutions bonds		3,063,779	-	(427)	3,063,352	3,070,664
Corporate bonds and others		4,060,797	-	(2,128)	4,058,669	4,112,624
Other financial assets		13,331,206	(35,113)	(16,262)	13,279,831	13,296,287
	~~W~~	300,289,811	463,666	(1,323,842)	299,429,635	301,132,889
Liabilities
Deposits:
Demand deposits	~~W~~	109,483,607	-	-	109,483,607	109,483,607
Time deposits		136,891,495	-	-	136,891,495	136,897,778
Negotiable certificates of deposits		8,602,208	-	-	8,602,208	8,607,267
Note discount deposits		4,747,587	-	-	4,747,587	4,747,425
CMA		3,987,372	-	-	3,987,372	3,987,372
Others		20,477	-	-	20,477	20,477
Borrowings:
Call money		671,910	-	-	671,910	671,910
Bill sold		19,070	-	-	19,070	19,035
Bonds sold under repurchase agreements		103,489	-	-	103,489	103,489
Borrowings		16,518,309	(919)	-	16,517,390	16,554,299
Debt securities issued:
Debt securities issued in Korean won		28,813,343	(40,736)	-	28,772,607	29,062,431
Debt securities issued in foreign currencies		6,837,089	(34,331)	-	6,802,758	6,900,373
Other financial liabilities		20,210,818	(24,568)	-	20,186,250	20,195,106
	~~W~~	336,906,774	(100,554)	-	336,806,220	337,250,569

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,635,696	-	-	1,635,696
Due from banks		-	21,164,335	-	21,164,335
Loans at amortized cost:
Household loans		-	-	126,610,343	126,610,343
Corporate loans		-	-	139,974,326	139,974,326
Public and other loans		-	-	3,599,911	3,599,911
Loans to bank		-	1,397,540	4,189,392	5,586,932
Securities at amortized cost:
Government bonds		1,794,939	10,728,237	-	12,523,176
Financial institutions bonds		1,070,220	1,071,938	-	2,142,158
Corporate bonds and others		-	4,783,110	-	4,783,110
Other financial assets		-	8,236,819	2,613,270	10,850,089
	~~W~~	4,500,855	47,381,979	276,987,242	328,870,076
Liabilities
Deposits:
Demand deposits	~~W~~	-	141,428,780	-	141,428,780
Time deposits		-	-	134,624,201	134,624,201
Negotiable certificates of deposits		-	-	4,886,255	4,886,255
Note discount deposits		-	-	6,226,855	6,226,855
CMA		-	4,006,318	-	4,006,318
Others		-	-	18,765	18,765
Borrowings:
Call money		-	1,393,820	-	1,393,820
Bill sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		-	-	159,432	159,432
Borrowings		-	-	18,873,465	18,873,465
Debt securities issued:
Debt securities issued in Korean won		-	24,199,090	1,545,882	25,744,972
Debt securities issued in foreign currencies		-	6,812,327	-	6,812,327
Other financial liabilities		-	9,927,096	11,130,455	21,057,551
	~~W~~	-	187,767,431	177,476,006	365,243,437

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	2,430,026	-	-	2,430,026
Due from banks		-	17,209,834	-	17,209,834
Loans at amortized cost:
Household loans		-	-	116,592,611	116,592,611
Corporate loans		-	-	125,557,893	125,557,893
Public and other loans		-	-	3,195,896	3,195,896
Loans to bank		-	519,200	2,697,350	3,216,550
Securities at amortized cost:
Government bonds		1,234,229	11,216,275	-	12,450,504
Financial institutions bonds		2,252,484	818,180	-	3,070,664
Corporate bonds and others		-	4,112,624	-	4,112,624
Other financial assets		-	10,697,218	2,599,069	13,296,287
	~~W~~	5,916,739	44,573,331	250,642,819	301,132,889
Liabilities
Deposits:
Demand deposits	~~W~~	-	109,483,607	-	109,483,607
Time deposits		-	-	136,897,778	136,897,778
Negotiable certificates of deposits		-	-	8,607,267	8,607,267
Note discount deposits		-	-	4,747,425	4,747,425
CMA		-	3,987,372	-	3,987,372
Others		-	-	20,477	20,477
Borrowings:
Call money		-	671,910	-	671,910
Bill sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		-	-	103,489	103,489
Borrowings		-	-	16,554,299	16,554,299
Debt securities issued:
Debt securities issued in Korean won		-	27,005,137	2,057,294	29,062,431
Debt securities issued in foreign currencies		-	6,900,373	-	6,900,373
Other financial liabilities		-	7,822,152	12,372,954	20,195,106
	~~W~~	-	155,870,551	181,380,018	337,250,569

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	16,583,285	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		274,373,972		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,613,270		Discount rate
		~~W~~	293,570,527
Level 2	Debt securities issued	~~W~~	31,011,417	Discounted cash flow	Discount rate
Level 3	Deposits(*)		145,688,332		Discount rate
	Borrowings(*)		11,343,735		Discount rate
	Debt securities issued		1,545,882		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		11,130,455		Discount rate
		~~W~~	200,719,821

(*) The amounts, which are not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	16,147,079	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		248,043,750		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,599,069		Discount rate
		~~W~~	266,789,898
Level 2	Debt securities issued	~~W~~	33,905,510	Discounted cash flow	Discount rate
Level 3	Deposits(*)		150,227,116		Discount rate
	Borrowings(*)		11,623,276		Discount rate
	Debt securities issued		2,057,294		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		12,372,954		Discount rate
		~~W~~	210,186,150

(*) The amounts, which are not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

(c) Deferred day one gain or loss

Deferred day one gain or loss for the years ended December 31, 2020 and 2019 is as follows:

		December 31, 2020
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	~~W~~	(5,753)	-	3,500	(2,253)
Equity options		88	-	(52)	36
		(5,665)	-	3,448	(2,217)

		December 31, 2019
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	~~W~~	(4,510)	(3,825)	2,582	(5,753)
Securities at FVTPL		4	2	(6)	-
Equity options		-	101	(13)	88
		(4,506)	(3,722)	2,563	(5,665)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	21,164,335	-	21,164,335
Securities at FVTPL		19,723,740	-	-	-	-	19,723,740
Derivative assets		4,262,242	-	-	-	319,293	4,581,535
Loans at FVTPL		844,469	-	-	-	-	844,469
Loans at amortized cost		-	-	-	274,657,638	-	274,657,638
Securities at FVOCI		-	37,637,403	629,609	-	-	38,267,012
Securities at amortized cost		-	-	-	19,062,390	-	19,062,390
Other financial assets		-	-	-	10,829,613	-	10,829,613
	~~W~~	24,830,451	37,637,403	629,609	325,713,976	319,293	389,130,732

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	291,132,556	-	291,132,556
Financial liabilities at FVTPL		539,564	-	-	539,564
Derivative liabilities		4,068,035	-	120,728	4,188,763
Borrowings		-	20,393,392	-	20,393,392
Debt securities issued		-	32,170,986	-	32,170,986
Other financial liabilities		-	21,055,352	-	21,055,280
	~~W~~	4,607,599	364,752,286	120,728	369,480,541

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2019
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	17,209,834	-	17,209,834
Securities at FVTPL		16,660,083	-	-	-	-	16,660,083
Derivative assets		1,953,289	-	-	-	154,586	2,107,875
Loans at FVTPL		868,991	-	-	-	-	868,991
Loans at amortized cost		-	-	-	247,186,759	-	247,186,759
Securities at FVOCI		-	38,866,831	591,134	-	-	39,457,965
Securities at amortized cost		-	-	-	19,323,185	-	19,323,185
Other financial assets		-	-	-	13,279,831	-	13,279,831
	~~W~~	19,482,363	38,866,831	591,134	296,999,609	154,586	356,094,523

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	263,732,746	-	263,732,746
Financial liabilities at FVTPL		508,081	-	-	508,081
Derivative liabilities		1,679,621	-	210,079	1,889,700
Borrowings		-	17,311,859	-	17,311,859
Debt securities issued		-	35,575,365	-	35,575,365
Other financial liabilities		-	20,186,250	-	20,186,250
	~~W~~	2,187,702	336,806,220	210,079	339,204,001

There are no financial assets and financial liabilities that are reclassified between financial instruments as of December 31, 2020 and 2019.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(e) Financial instruments income and costs

Financial instruments income and costs by category for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	~~W~~	33,297	-	(750)	-	32,547	-
Securities at FVTPL		197,508	7,630	-	179,623	384,761	-
Securities at FVOCI		555,424	-	(4,185)	228,782	780,021	301
Securities at amortized cost		396,717	-	(38)	-	396,679	-
Loans at FVTPL		9,440	-	-	14,027	23,467	-
Loans at amortized cost		7,346,883	73,180	(565,793)	(3,787)	6,850,483	-
Other financial assets		51,810	126,145	862	-	178,817	-
Financial liabilities at FVTPL		-	523	-	-	523	-
Financial liabilities measured at amortized cost		(3,356,520)	(86)	-	(248,248)	(3,604,854)	31,239
Net derivatives held for hedging		-	-	-	233,008	233,008	-
Allowance for off-balance sheet items		-	-	(21,894)	-	(21,894)	-
	~~W~~	5,234,559	207,392	(591,798)	403,405	5,253,558	31,540

		December 31, 2019
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	~~W~~	81,438	-	4,189	-	85,627	-
Securities at FVTPL		218,150	10,327	-	196,844	425,321
Securities at FVOCI		669,707	-	(4,853)	117,484	782,338	114,205
Securities at amortized cost		421,000	-	507	-	421,507	-
Loans at FVTPL		16,254	-	-	13,213	29,467	-
Loans at amortized cost		8,156,271	54,166	(308,140)	(18,817)	7,883,480	-
Other financial assets		66,535	152,656	(766)	-	218,425	-
Financial liabilities at FVTPL		-	(52)	-	-	(52)	-
Financial liabilities measured at amortized cost		(4,378,977)	(76)	-	(378,451)	(4,757,504)	(23,701)
Net derivatives held for hedging		-	-	-	377,121	377,121	-
Allowance for off-balance sheet items		-	-	(495)	-	(495)	-
	~~W~~	5,250,378	217,021	(309,558)	307,394	5,465,235	90,504

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.Financial risk management (continued)

3-5.Capital risk management

In response to the increased risk of financial institutions following financial deregulation in the 1980s, Capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations are developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) is implemented by the Financial Services Commission regulations beginning on December 1, 2013. Under these regulations, all domestic banks including the Bank are required to maintain a capital adequacy ratio and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission according to ‘Banking-related Legislation’.

Under the Banking Act, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Bank includes capital securities that meet the recognition requirements to compensate for the Bank's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Bank calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Bank. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.  Financial risk management (continued)

3-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2020 and 2019 are as follows:

Category		December 31, 2020	December 31, 2019
Capital:
Common equity Tier 1 capital	~~W~~	24,662,421	23,159,278
Additional Tier 1 capital		1,586,662	997,987
Tier 1 capital		26,249,083	24,157,265
Tier 2 capital		4,275,688	4,747,850
	~~W~~	30,524,771	28,905,115

Risk-weighted assets
Credit risk-weighted assets	~~W~~	144,789,436	163,937,574
Market risk-weighted assets		10,216,942	7,663,130
Operating risk-weighted assets		10,257,610	10,036,197
	~~W~~	165,263,988	181,636,901

Capital adequacy ratio:
Common equity Tier 1 capital ratio		14.92%	12.75%
Tier 1 capital ratio		15.88%	13.30%
Tier 2 capital ratio		2.59%	2.61%
Total capital ratio		18.47%	15.91%

(*) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Bank are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed by 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, the capital conservation capital and D-SIB capital will be raised by 25% each year by applying the transitional criteria by 2019, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2020, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.  Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transfers financial assets that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Transferred assets:
Securities at FVOCI	~~W~~	98,873	124,801
Securities at amortized cost		205,639	126,144
	~~W~~	304,512	250,945
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	159,432	103,489

ii) When the Bank's securities are transferred, the Bank transfers the ownership of the securities, but upon the termination, the Bank will have to return the securities.  As a result, securities loaned as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	Lender
Securities at FVOCI:
Government bonds	~~W~~	518,592	1,115,115	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		220,324	349,987	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:
Government bonds		158,601	114,969	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		-	110,065	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	897,517	1,690,136

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2020 and 2019.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	4,422,312	-	4,422,312	4,056,648	66,997	5,152,485
Other financial assets (*1)		4,853,818	-	4,853,818
Bonds sold under repurchase agreements related collateral of securities (*2)		304,512	-	304,512	159,432	-	145,080
Bonds purchased under resale agreement (Loans) (*2)		2,532,900	-	2,532,900	2,532,900	-	-
Securities lent (*2)		897,518	-	897,518	897,518	-	-
Domestic exchange settlements receivables (*3)		29,621,752	25,651,994	3,969,758	-	-	3,969,758
Receivable from disposal of securities, etc. (*4)		29,341	3,140	26,201	-	-	26,201
	~~W~~	42,662,153	25,655,134	17,007,019	7,646,498	66,997	9,293,524
Financial liabilities
Derivative liabilities (*1)	~~W~~	3,949,804	-	3,949,804	3,921,244	-	4,127,642
Other financial liabilities (*1)		4,099,082	-	4,099,082
Bonds sold under repurchase agreements (Borrowings) (*2)		159,432	-	159,432	159,432	-	-
Domestic exchange settlement payables (*3)		31,328,744	25,651,994	5,676,750	4,024,777	-	1,651,973
Payable from purchase of securities, etc. (*4)		3,148	3,140	8	8	-	-
	~~W~~	39,540,210	25,655,134	13,885,076	8,105,461	-	5,779,615

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2020 and 2019 are as follows: (continued)

		December 31, 2019
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,103,064	-	2,103,064	7,857,555	11,252	1,369,314
Other financial assets (*1)		7,135,057	-	7,135,057
Bonds sold under repurchase agreements related collateral of securities (*2)		250,945	-	250,945	103,489	-	147,456
Bonds purchased under resale agreement (Loans) (*2)		1,771,033	-	1,771,033	1,770,855	-	178
Securities lent (*2)		1,690,136	-	1,690,136	1,690,136	-	-
Domestic exchange settlements receivables (*3)		31,027,416	26,820,045	4,207,371	-	-	4,207,371
Receivable from disposal of securities, etc. (*4)		25,807	1,133	24,674	-	-	24,674
	~~W~~	44,003,458	26,821,178	17,182,280	11,422,035	11,252	5,748,993
Financial liabilities
Derivative liabilities (*1)	~~W~~	1,849,496	-	1,849,496	7,630,938	-	344,841
Other financial liabilities (*1)		6,126,283	-	6,126,283
Bonds sold under repurchase agreements (Borrowings) (*2)		103,489	-	103,489	103,489	-	-
Securities sold		40,321	-	40,321	40,321	-	-
Domestic exchange settlement payables (*3)		28,152,623	26,820,045	1,332,578	1,332,578	-	-
Payable from purchase of securities, etc. (*4)		1,606	1,133	473	473	-	-
	~~W~~	36,273,818	26,821,178	9,452,640	9,107,799	-	344,841

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.	Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Bank is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

5.	Cash and due from banks

(a) Cash and due from banks as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Cash	~~W~~	1,635,696	2,430,026
Deposits in Korean won:
Reserve deposits		16,711,286	13,555,978
Others		880,996	250
		17,592,282	13,556,228
Deposits in foreign currencies:
Deposits		2,471,065	2,847,489
Time deposits		934,176	711,990
Others		170,700	97,570
		3,575,941	3,657,049

Allowance for impairment		(3,888)	(3,443)
	~~W~~	22,800,031	19,639,860

(b) Restricted due from banks

Restricted due from banks as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	The laws of evidence, etc.
Deposits in Korean won:
Reserve deposits	~~W~~	16,711,286	13,555,978	Article 55 of the Bank of Korea Act
Others		880,250	250	Articles 28 and 70 of the Bank of Korea Act
		17,591,536	13,556,228
Deposits in foreign currencies:
Deposits		1,553,317	935,507	Bank of Korea Act, etc.
Time deposits		32,640	23,156	New York State Banking Law, etc
Others		19,976	8,768	Derivative contract
		1,605,933	967,431
	~~W~~	19,197,469	14,523,659

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

6.   Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Debt securities:
Government bonds	~~W~~	181,330	413,709
Financial institution bonds		2,777,402	2,900,355
Corporate bonds		1,119,802	1,411,378
Bills bought		6,256,139	4,393,562
CMA		3,143,694	3,897,182
Beneficiary Certificate		4,984,121	2,808,933
Others		923,824	660,521
		19,386,312	16,485,640
Equity securities:
Stocks		149,089	62,728
Other:
Gold/silver deposits		188,339	111,715
	~~W~~	19,723,740	16,660,083

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.	Derivatives

(a) The notional amounts of derivatives

The notional amounts of derivatives as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Foreign currency related
Over the counter:
Currency forwards	~~W~~	106,454,956	119,251,384
Currency swaps		31,409,822	38,592,870
Currency options		2,498,719	2,743,171

Exchange traded:
Currency futures		32,640	34,734
		140,396,137	160,622,159
Interest rates related
Over the counter:
Interest rate swaps		33,887,202	36,166,876
Interest rate options		106,119	80,000

Exchange traded:
Interest rate futures		279,209	292,063
Interest rate swaps (*)		36,336,900	41,330,340
		70,609,430	77,869,279
Equity related
Over the counter:
Equity options		223,472	276,441
Exchange traded:
Equity futures		55,012	14,926
Equity options		8,625	58,863
		287,109	350,230
Commodity related
Over the counter:
Commodity swap and forwards		-	175,453
Hedge
Fair value hedge:
Interest rate swaps		6,965,492	9,371,632
	~~W~~	218,258,168	248,388,753

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (“CCP”)’ system.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.	Derivatives (continued)

(b) Fair values of derivative instruments

Fair values of derivative instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	2,820,012	2,826,370	1,228,684	943,232
Currency swaps		1,124,540	923,893	467,172	516,580
Currency options		33,248	31,864	8,870	9,430
		3,977,800	3,782,127	1,704,726	1,469,242
Interest rates related
Over the counter:
Interest rate swaps		282,321	281,823	239,836	204,678
Interest rate options		1,012	-	835	-
		283,333	281,823	240,671	204,678
Equity related
Over the counter:
Equity options		1,104	3,756	2,804	5,504
Exchange traded:
Equity options and futures		5	329	-	197
		1,109	4,085	2,804	5,701
Commodity related
Over the counter:
Commodity swap and forwards		-	-	5,089	-

Hedge
Fair value hedge:
Interest rate swaps		319,293	120,728	154,585	210,079
	~~W~~	4,581,535	4,188,763	2,107,875	1,889,700

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.	Derivatives (continued)

(c) Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	2,710,938	2,934,554	1,111,663	957,799
Currency swaps		1,153,513	923,165	475,909	499,295
Currency options		33,402	28,570	9,409	5,529
		3,897,853	3,886,289	1,596,981	1,462,623
Interest rates related
Over the counter:
Interest rate swaps		132,733	167,717	153,241	164,397
Inteerest rate options		43	123	299	-

Exchange traded:
Interest rate futures		-	-	550	-
		132,776	167,840	154,090	164,397
Equity related
Over the counter:
Equity options		1,337	1,445	3,001	2,919

Exchange traded:
Equity options		-	375	313	-
		1,337	1,820	3,314	2,919
Commodity related
Over the counter:
Commodity forwards		-	-	5,089	-
Hedge
Fair value hedge:
Interest rate swaps		214,270	33,119	338,168	23,402
	~~W~~	4,246,236	4,089,068	2,097,642	1,653,341

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.	Derivatives (continued)

(d) Hedge accounting

i) Purpose of risk hedge and strategy

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank. The Bank applies fair value hedge accounting that uses interest rate swaps to hedge fair value movements risk arising from changes in the market interest rates of the Korean won structured notes, foreign currency issued financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment bonds. In order to hedge the foreign exchange risk of the net investment from the overseas, the Bank applies the net investment hedge accounting for foreign operations using non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges
Interest rate swaps	~~W~~	657,656	590,992	558,688	286,688	247,244	4,624,224	6,965,492
Average price conditions (*1)		1.12%	0.80%	0.89%	0.98%	0.67%	0.38%	0.56%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations (*2)
Debt securities issued in foreign currencies	~~W~~	33,462	141,440	267,360	-	-	-	442,262
Average hedge ratio		100%	100%	100%	-	-	-	100%

(*1) The underlying interest rate for interest rate swaps is 3M CD, 3M USD Libor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW1,165.80 and AUD/KRW 829.45.

		December 31, 2019
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges:
Interest rate swaps	~~W~~	700,469	704,985	667,948	608,424	575.481	6,114,325	9,371,632
Average price conditions (*1)		0.81%	0.93%	0.76%	0.99%	0.86%	0.52%	0.64%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations: (*2)
Debt securities issued in foreign currencies	~~W~~	-	32,414	150,514	165,565	-	-	348,493
Average hedge ratio		-	100%	100%	100%	-	-	100%

(*1) The underlying interest rate for interest rate swaps is 3M CD, 3M USD Libor, 3M Euribor, 6M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,100.57 and AUD/KRW 829.45.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.   Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements

i) Impact of hedging instruments in the separate statement of financial position as of December 31, 2020 and 2019, and separate statement of comprehensive income and separate statement of changes in equity for the years ended are as follows:

			December 31, 2020
			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities	Other comprehensive income for the period	Changes in fair value for the period
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	6,965,492	319,293	120,728	-	-	181,151

Hedge of net investments in foreign operations:
Foreign exchange risk	Debt securities issued in foreign currencies		442,262	-	-	440,375	31,239	31,239
		~~W~~	7,407,754	319,293	120,728	440,375	31,239	212,390

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.   Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements

i) Impact of hedging instruments in the separate statement of financial position as of December 31, 2020 and 2019, and separate statement of comprehensive income and separate statement of changes in equity for the years ended are as follows: (continued)

			December 31, 2019
			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities	Other comprehensive income for the period	Changes in fair value for the period
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	9,371,632	154,585	210,079	-	-	314,766

Hedge of net investments in foreign operations:
Foreign exchange risk	Debt securities issued in foreign currencies		348,493	-	-	346,549	(11,739)	(11,739)
		~~W~~	9,720,125	154,585	210,079	346,549	(11,739)	303,027

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.	Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact of hedged items in the separate statement of financial position as of December 31, 2020 and 2019, and separate statement of comprehensive income and separate statement of changes in equity for the years ended are as follows:

			December 31, 2020
	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Fair value hedges Adjusted accumulated amount
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	5,816,989	-	240,393	(165,416)	-
	Investment bonds		143,496	-	-	-	6,563	3,894	-
	Time deposits		-	933,940	-	-	(46,940)	(13,848)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	(31,239)	-	(31,239)	(20,617)
		~~W~~	143,496	933,940	5,816,989	(31,239)	200,016	(206,609)	(20,617)

			December 31, 2019
	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Fair value hedges Adjusted accumulated amount
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	7,072,596	-	46,201	(250,446)	-
	Investment bonds		432,172	-	-	-	4,846	1,399	-
	Time deposits		-	1,786,425	-	-	(102,493)	(59,416)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	11,739	-	(11,739)	10,622
		~~W~~	432,172	1,786,425	7,072,596	11,739	(51,446)	(320,202)	10,622

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.	Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

iii) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged risk for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:
Interest rate swaps	~~W~~	(228,266)	233,008	4,742

Hedge of net investments in foreign operations:
Foreign exchange risk		(31,239)	31,239	-
	~~W~~	(259,505)	264,247	4,742

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income

		December 31, 2019
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:
Interest rate swaps	~~W~~	(370,787)	377,121	6,334

Hedge of net investments in foreign operations:
Foreign exchange risk		11,739	(11,739)	-
	~~W~~	(359,048)	365,382	6,334

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Deposits, securities, etc.	~~W~~	1,389,763	900,282

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.   Derivatives (continued)

(g) Hedge relationships affected by an interest rate index reform

The revised Standard requires that exceptions be applied when analysing future information in relation to the application of risk hedge accounting, while uncertainties arising from the interest rate indicator reform movement exist. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform.

As of December 31, 2020, the nominal amounts of risk aversion measures related to interest rate indicators that have been exposed to risk aversion by interest rate indicator reform are as follows:

From 2022, the USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on actual transactions. The Bank has assumed that in this hedging relationship, the spread changed on the basis of SOFR in 2022 would be similar to the spread included in the interest rate swap and interest rate lead used as the hedging instrument. The Bank does not assume any changes in other conditions.

Interest rate index	Nominal amount of hedging instruments (*)	Carrying amount of hedged assets	Carrying amount of hedged liabilities
KRW 3M CD	2,580,000	-	2,470,000
USD 3M LIBOR	3,030,080	136,000	2,894,080
EUR 3M LIBOR	267,648	-	267,648

(*)It is included a nominal amount before the end of 2022 when LIBOR interest rate calculation is discontinued.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8. Loans

(a) Details of loans as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	~~W~~	126,456,195	-	116,047,478	-
Corporate loans		139,953,385	844,469	125,541,959	868,991
Public and other loans		3,594,089	-	3,189,535	-
Loans to banks		5,582,082	-	3,210,012	-
		275,585,751	844,469	247,988,984	868,991
Deferred loan origination costs and fees		502,147	-	498,779	-
		276,087,898	844,469	248,487,763	868,991
Less: Allowance for impairment		(1,430,260)	-	(1,301,004)	-
	~~W~~	274,657,638	844,469	247,186,759	868,991

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8.	Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	3,162	281	-	77,024	72,556	123,483	261,831	403,292	342,623	10,322	7,722	2,151	14,145	1,426	691	1,320,709
Transfer to 12 month expected credit losses		63	(63)	-	18,029	(17,709)	(320)	45,891	(45,362)	(529)	164	(164)	-	146	(146)	-	-
Transfer to lifetime expected credit losses		(1)	1	-	(7,765)	17,151	(9,386)	(28,062)	32,702	(4,640)	(242)	242	-	(90)	92	(2)	-
Transfer to credit- impaired financial assets		-	-	-	(1,668)	(7,238)	8,906	(1,362)	(16,289)	17,651	(13)	(9)	22	(11)	(102)	113	-
Provision for (reversal of) allowance (*1)		377	373	-	(6,014)	2,243	151,906	84,000	115,816	206,215	2,977	1,826	6,823	(2,285)	1,075	348	565,680
Write-offs		-	-	-	-	-	(205,737)	-	-	(248,877)	-	-	(2,531)	-	-	(213)	(457,358)
Effect of discounting		-	-	-	-	-	(5,235)	-	-	(13,935)	-	-	-	-	-	-	(19,170)
Disposal of loans		-	-	-	-	(8)	(1,630)	-	-	(23,585)	-	-	(182)	-	-	(32)	(25,437)
Recoveries		-	-	-	-	-	67,617	-	-	43,223	-	-	134	-	-	533	111,507
Others (*2)		(263)	(42)	-	(152)	(7)	(4)	(2,571)	(5,191)	(37,525)	(323)	(17)	-	4,668	-	-	(41,427)
Ending balance	~~W~~	3,338	550	-	79,454	66,988	129,600	359,727	484,968	280,621	12,885	9,600	6,417	16,573	2,345	1,438	1,454,504

(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2020 to cope with the economic recession caused by the spread of the COVID-19. As of December 31, 2020, the Group has set aside an additional provision of ~~W~~ 128,658million (including provisions for debt securities, provisions for off-balance accounts, etc.) through the re-estimation of the default rate forecast that reflected the updated forward-looking information, and an additional provision of ~~W~~ 130,173 million through the additional selection and adjustment of cash flows for loans subject to individual assessment. In addition, additional provision of ~~W~~ 1,491 million is recognized by adding Stage2 indicators.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment for the years ended December 31, 2020 and 2019 are as follows: (continued)

		December 31, 2019
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	7,104	244	-	78,672	77,556	124,235	295,239	465,585	419,006	9,856	10,416	9,906	22,393	1,999	628	1,522,839
Transfer to 12 month expected credit losses		27	(27)	-	16,650	(16,449)	(201)	33,399	(31,699)	(1,700)	757	(757)	-	131	(131)	-	-
Transfer to lifetime expected credit losses		(5)	5	-	(8,397)	16,144	(7,747)	(25,627)	108,004	(82,377)	(159)	289	(130)	(87)	92	(5)	-
Transfer to credit- impaired financial assets		-	-	-	(92)	(2,733)	2,825	(300)	(6,616)	6,916	-	-	-	(1)	(62)	63	-
Provision for (reversal of) allowance		(4,239)	50	-	(9,810)	(1,721)	171,859	(42,658)	(45,584)	238,717	(312)	(2,386)	37	1,615	(472)	(377)	304,719
Write-offs		-	-	-	-	-	(222,982)	-	-	(214,589)	-	-	(8,718)	-	-	(133)	(446,422)
Effect of discounting		-	-	-	-	-	-	-	-	(17,560)	-	-	-	-	-	-	(17,560)
Disposal of loans		-	-	-	-	(241)	(1,424)	-	(245)	(30,429)	-	-	(820)	-	-	-	(33,159)
Recoveries		-	-	-	-	-	56,918	-	-	42,345	-	-	1,876	-	-	515	101,654
Others (*)		275	9	-	1	-	-	1,778	(86,153)	(17,706)	180	160	-	(9,906)	-	-	(111,362)
Ending balance	~~W~~	3,162	281	-	77,024	72,556	123,483	261,831	403,292	342,623	10,322	7,722	2,151	14,145	1,426	691	1,320,709

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	17,211,344	1,933	-	108,100,285	7,628,676	318,517	104,560,039	20,198,205	783,715	5,758,503	624,944	16,100	13,243,265	51,377	1,452	278,498,355
Transfer to 12 month expected credit losses		712	(712)	-	2,812,563	(2,808,877)	(3,686)	4,787,609	(4,785,249)	(2,360)	15,949	(15,949)	-	12,569	(12,569)	-	-
Transfer to lifetime expected credit losses		(64)	64	-	(3,756,454)	3,782,636	(26,182)	(7,066,648)	7,075,807	(9,159)	(85,226)	85,226	-	(16,546)	16,550	(4)	-
Transfer to credit- impaired financial assets		-	-	-	(103,831)	(139,295)	243,126	(154,146)	(231,116)	385,262	(3,958)	(26)	3,984	(571)	(992)	1,563	-
Origination, recoveries, and others		3,954,171	775	-	11,139,255	(541,280)	85,305	16,539,611	(1,661,588)	46,304	2,807,985	(29,320)	2,401	(2,438,184)	(7,249)	431	29,898,617
Write-offs		-	-	-	-	-	(205,737)	-	-	(248,877)	-	-	(2,531)	-	-	(213)	(457,358)
Disposal of loans		-	-	-	-	(897)	(67,929)	-	-	(264,024)	-	-	(1,911)	-	-	(910)	(335,671)
Ending balance	~~W~~	21,166,163	2,060	-	118,191,818	7,920,963	343,414	118,666,465	20,596,059	690,861	8,493,253	664,875	18,043	10,800,533	47,117	2,319	307,603,943

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets for the years ended December 31, 2020 and 2019 are as follows: (continued)

		December 31, 2019
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	6,944,053	2,060	-	99,510,838	6,615,715	275,133	102,024,084	18,482,975	770,252	5,942,418	602,224	15,593	13,906,328	49,041	1,548	255,142,262
Transfer to 12 month expected credit losses		113	(113)	-	2,559,557	(2,556,405)	(3,152)	3,508,771	(3,504,723)	(4,048)	37,402	(37,402)	-	10,336	(10,334)	(2)	-
Transfer to lifetime expected credit losses		(53,153)	53,153	-	(5,241,125)	5,260,372	(19,247)	(13,779,081)	13,891,251	(112,170)	(249,374)	249,546	(172)	(36,910)	36,927	(17)	-
Transfer to credit- impaired financial assets		-	-	-	(547,011)	(32,723)	579,734	(979,801)	(47,143)	1,026,944	(45,049)	-	45,049	(2,520)	(268)	2,788	-
Origination		18,230,848	-	-	36,232,175	-	-	60,342,984	-	-	4,394,870	-	-	8,018,849	-	-	127,219,726
Recoveries		(8,055,274)	(53,239)		(24,414,128)	(1,653,161)	(203,849)	(47,065,406)	(8,505,720)	(348,411)	(4,429,437)	(190,317)	(17,254)	(8,652,818)	(23,986)	(1,670)	(103,614,670)
Write-offs		-	-	-	-	-	(222,982)	-	-	(214,589)	-	-	(8,718)	-	-	(133)	(446,422)
Disposal of loans		-	-	-	-	(5,122)	(87,120)	-	(3,806)	(283,726)	-	-	(18,398)	-	(3)	(1,062)	(399,237)
Others(*)		144,757	72		(21)	-	-	508,488	(114,629)	(50,537)	107,673	893	-	-	-	-	596,696
Ending balance	~~W~~	17,211,344	1,933	-	108,100,285	7,628,676	318,517	104,560,039	20,198,205	783,715	5,758,503	624,944	16,100	13,243,265	51,377	1,452	278,498,355

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8.	Loans (continued)

c) Changes in deferred loan origination costs for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	498,779	497,515
Loan origination		286,837	242,257
Amortization		(283,469)	(240,993)
Ending balance	~~W~~	502,147	498,779

9.Securities at fair value through other comprehensive income and Securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost

Details of securities at FVOCI and securities at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	10,753,692	10,041,129
Financial institutions bonds		16,957,309	17,657,321
Corporate bonds		9,926,402	11,168,382
		37,637,403	38,866,832
Equity securities:
Stocks		562,083	518,195
Equity investments		1,576	1,980
Others		65,950	70,958
		629,609	591,133
	~~W~~	38,267,012	39,457,965
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	12,207,719	12,201,742
Financial institutions bonds		2,133,123	3,063,779
Corporate bonds		4,724,556	4,060,796
		19,065,398	19,326,317
Allowance for impairment		(3,008)	(3,132)
	~~W~~	19,062,390	19,323,185

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

9.Securities at fair value through other comprehensive income and Securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2020 and 2019 are as follows: (continued)

Details of equity instruments designated at FVOCI as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Marketable securities	~~W~~	171,613	183,078
Non-marketable securities		390,469	335,117
Others		67,527	72,938
	~~W~~	629,609	591,133

Above equity securities are equity securities designated as FVOCI, and for the retention required by the policy, the option of measuring FVOCI is exercised.

Cumulative net losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2020 and 2019 are (-)~~W~~38,379 million and (-)~~W~~10,563 million, respectively and cumulated net gains replaced by the reclassification of the account for the year ended December 31, 2019 were ~~W~~2,759 million.

(b)	Gains and losses on sale of securities at FVOCI

Gains and losses on sale of securities at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Gain on sale of securities at FVOCI	~~W~~	202,943	98,024
Loss on sale of securities at FVOCI		(10,336)	(2,182)
	~~W~~	192,607	95,842

The Bank disposed equity instruments that are measured at FVOCI for debt-equity swap, etc. At the time of disposal, fair value of equity instruments for the years ended December 31, 2020 and 2019 are ~~W~~69,968 million and ~~W~~39,273 million, and cumulative net losses for the years ended December 31, 2020 and 2019 are ~~W~~(-)38,379 million and ~~W~~(-)10,563 million, respectively.

(c)	Gains and losses on sale of securities at amortized cost

There is no disposal of securities at amortized cost for the years ended December 31, 2020 and 2019.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

9.Securities at fair value through other comprehensive income and Securities at amortized cost

(d) Changes in allowance for credit loss and total carrying amount of securities at FVOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Securities at FVOCI				Securities at amortized cost
			Lifetime expected credit losses				Lifetime expected credit losses
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	19,052	594	-	19,646	3,132	-	-	3,132
Transfer to 12-month expected credit losses		22	(22)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(193)	193	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision		3,821	364	-	4,185	38	-	-	38
Disposals		(8,841)	(487)	-	(9,328)	-	-	-	-
Others (*)		1,394	(8)	-	1,386	(162)	-	-	(162)
Ending balance	~~W~~	15,255	634	-	15,889	3,008	-	-	3,008

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2019
		Securities at FVOCI				Securities at amortized cost
			Lifetime expected credit losses				Lifetime expected credit losses
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	18,131	96	-	18,227	3,600	-	-	3,600
Transfer to 12-month expected credit losses		33	(33)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(48)	48	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		4,333	520	-	4,853	(507)	-	-	(507)
Disposals		(5,224)	(40)	-	(5,264)	-	-	-	-
Others (*)		1,827	3	-	1,830	39	-	-	39
Ending balance	~~W~~	19,052	594	-	19,646	3,132	-	-	3,132

(*) Other changes are due to foreign exchange rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

9.Securities at fair value through other comprehensive income and Securities at amortized cost

(d) Changes in allowance for credit loss and total carrying amount of securities at FVOCI and securities at amortized cost (continued)

ii) Changes in book value of securities at FVOCI and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	38,645,485	221,347	-	38,866,832	19,326,317	-	-	19,326,317
Transfer to 12-month expected credit losses		30,233	(30,233)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(83,132)	83,132	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Acquisitions		42,336,510	19,675	-	42,356,185	5,410,966	-	-	5,410,966
Disposals		(27,804,444)	(20,054)	-	(27,824,498)	-	-	-	-
Redemption		(14,766,262)	(12)	-	(14,766,274)	(5,496,408)	-	-	(5,496,408)
Others (*)		(971,568)	(23,274)	-	(994,842)	(175,477)	-	-	(175,477)
Ending balance	~~W~~	37,386,822	250,581	-	37,637,403	19,065,398	-	-	19,065,398

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2019
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	30,190,833	102,642	-	30,293,475	16,234,564	-	-	16,234,564
Transfer to 12-month expected credit losses		34,555	(34,555)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(48,091)	48,091	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Acquisitions		38,290,320	61,410	-	38,351,730	9,280,277	-	-	9,280,277
Disposals		(10,563,153)	(10,184)	-	(10,573,337)	-	-	-	-
Redemption		(19,184,084)	-	-	(19,184,084)	(6,318,080)	-	-	(6,318,080)
Others (*)		(74,895)	53,943	-	(20,952)	129,556	-	-	129,556
Ending balance	~~W~~	38,645,485	221,347	-	38,866,832	19,326,317	-	-	19,326,317

(*) Other changes are due to foreign exchange rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.Property and equipment

(a) Details of property and equipment as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,283,316	-	1,283,316
Buildings (*)		862,747	(369,497)	493,250
Right-to-use asset		671,241	(342,213)	329,028
Others		1,285,380	(1,124,461)	160,919
	~~W~~	4,102,684	(1,836,171)	2,266,513

(*) ~~W~~341million of government subsidy is deducted from book value.

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,225,631	-	1,225,631
Buildings (*)		845,212	(325,010)	520,202
Right-to-use asset		568,684	(181,358)	387,326
Others		1,246,248	(1,077,199)	169,049
	~~W~~	3,885,775	(1,583,567)	2,302,208

(*) ~~W~~572million of government subsidy is deducted from book value.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

10. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Land	Buildings	Right- of-use assets	Others	Total
Beginning balance	~~W~~	1,225,631	520,202	387,326	169,049	2,302,208
Acquisitions (*1)(*2)		58,231	38,309	141,093	56,789	294,422
Disposals and write-offs (*3)		(2,368)	(61)	(3,539)	(445)	(6,413)
Depreciation		-	(48,823)	(194,645)	(64,223)	(307,691)
Amounts transferred to investment properties		33,444	(16,296)	-	-	17,148
Amounts transferred to non-current assets held for sale		(31,622)	(11)	-	-	(31,633)
Effects of foreign currency movements		-	(70)	(1,207)	(251)	(1,528)
Ending balance	~~W~~	1,283,316	493,250	329,028	160,919	2,266,513

(*1) ~~W~~56,575 million transferred from construction-in progress is included.

(*2) ~~W~~1,371 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ~~W~~482 million of loss on write-off is included.

		December 31, 2019
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance (*1)	~~W~~	1,229,200	557,218	408,328	149,639	2,344,385
Acquisitions (*2)(*3)		69,046	14,286	177,782	97,064	358,178
Disposals and write-offs (*4)		(32)	(48)	(2,527)	(14,955)	(17,562)
Depreciation		-	(48,516)	(197,149)	(63,500)	(309,165)
Amounts transferred to investment properties		(72,173)	(2,693)	-	-	(74,866)
Amounts transferred to non-current assets held for sale		(410)	(45)	-	-	(455)
Effects of foreign currency movements		-	-	892	801	1,693
Ending balance	~~W~~	1,225,631	520,202	387,326	169,049	2,302,208

(*1) The beginning balance is restated in accordance with K-IFRS No.1116.

(*2) ~~W~~76,004 million transferred from construction-in progress is included.

(*3) ~~W~~2,280 million of provision for the asset retirement related to newly acquired assets is included.

(*4) ~~W~~8,945 million of loss on write-off is included.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

10. Property and equipment (continued)

(c) Insured assets and liability insurances as of December 31, 2020 are as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd. and 4 other insurance companies
Property insurance	Real estate & movable properties for business purpose		825,800	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc. and 3 other companies
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other companies
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-		2,000	Lotte Insurance Co., Ltd., etc.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compaensation liability insurance for elevator accidents	-		80	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	969,380

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.	Leases

(a) Details of lease right-to-use assets by class of underlying asset of the lessee as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Real property	~~W~~	613,717	(311,844)	301,873
Vehicle		32,036	(17,684)	14,352
Others		25,488	(12,685)	12,803
	~~W~~	671,241	(342,213)	329,028

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Book value
Real property	~~W~~	523,368	(165,821)	357,547
Vehicle		26,233	(8,557)	17,676
Others		19,083	(6,980)	12,103
	~~W~~	568,684	(181,358)	387,326

(b) Details of lease right-to-use assets increase (decrease) for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Real property	Vehicle	Others	Total
Beginning balance	~~W~~	357,547	17,676	12,103	387,326
Acquisitions		128,297	6,375	6,421	141,093
Disposals		(3,234)	(290)	(15)	(3,539)
Depreciation		(179,532)	(9,407)	(5,706)	(194,645)
Effects of foreign currency movements		(1,205)	(2)	-	(1,207)
Ending balance	~~W~~	301,873	14,352	12,803	329,028

		December 31, 2019
		Real property	Vehicle	Others	Total
Beginning balance	~~W~~	380,207	15,964	12,157	408,328
Acquisitions		160,225	10,532	7,025	177,782
Disposals		(2,206)	(225)	(96)	(2,527)
Depreciation		(181,570)	(8,596)	(6,983)	(197,149)
Effects of foreign currency movements		891	1	-	892
Ending balance	~~W~~	357,547	17,676	12,103	387,326

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.	Leases (continued)

(c) Details of maturity of lease liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Real property	~~W~~	15,314	24,183	32,164	57,157	146,943	14,260	290,021
Vehicle		4,664	1,466	1,813	3,429	7,807	-	19,179
Others		503	772	1,155	1,937	8,913	-	13,280
	~~W~~	20,481	26,421	35,132	62,523	163,663	14,260	322,480

		December 31, 2019
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Real property	~~W~~	15,068	23,897	32,549	57,769	197,272	11,951	338,506
Vehicle		2,041	1,417	2,110	4,078	10,161	-	19,807
Others		924	925	1,183	1,986	7,794	-	12,812
	~~W~~	18,033	26,239	35,842	63,833	215,227	11,951	371,125

The abovementioned amounts have been classified as the earliest due dates on which the Bank’s payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2020 and 2019, the lease payment for low value assets is ~~W~~ 4,011 million and ~~W~~ 3,201 million, respectively.

(e) The Bank applied a practical simplified method that does not evaluate whether it is a lease change for real estate rental fee discounts that have occurred as a direct result of the COVID-19. For the year ended December 31, 2020, the amount recognized in profit or loss to reflect changes in lease payments arising from the rent discount is ~~W~~ 24,921 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.	Intangible assets

(a) Details of intangible assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Software	~~W~~	67,323	62,346
Development cost		60,000	43,963
Memberships		47,123	47,129
Others		267,467	391,971
	~~W~~	441,913	545,409

(b) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	62,346	43,963	47,129	391,971	545,409
Acquisitions (*1)		26,596	36,226	13	25,621	88,456
Disposals		-	-	-	-	-
Impairment (*2)		-	-	-	(27,133)	(27,133)
Amortization (*3)		(21,618)	(20,189)	-	(122,989)	(164,796)
Effects of foreign currency movements		(1)	-	(19)	(3)	(23)
Ending balance(*4)	~~W~~	67,323	60,000	47,123	267,467	441,913

(*1) Included intangible assets related to the rights to be the depository bank of municipal and provincial governments.

(*2) The Bank assessed the recoverable value of intangible assets related to the rights to be the depository bank of municipal and provincial governments due to the performance below forecast and future prospects. As a result of the assessment, the Bank recognized impairment loss amounting to ~~W~~27,133 million for the year ended December 31, 2020. The impairment loss is included in non-operating expenses in the statement of comprehensive income.

(*3) ~~W~~122,629 million among amortization cost of other intangible assets is included in other operating expenses.

(*4) ~~W~~298,901 million of other intangible assets is accounted for as accounts payable.

		December 31, 2019
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	48,563	46,500	47,476	61,769	204,308
Acquisitions (*1)		31,765	19,382	51	650,823	702,021
Disposals		(1,042)	(3,696)	(413)	(25)	(5,176)
Impairment (*2)		-	-	-	(151,523)	(151,523)
Amortization (*3)		(16,942)	(18,223)	-	(169,110)	(204,275)
Effects of foreign currency movements		2	-	15	37	54
Ending balance(*4)	~~W~~	62,346	43,963	47,129	391,971	545,409

(*1) Included intangible assets related to the rights to be the depository bank of municipal and provincial governments.

(*2) The Bank assessed the recoverable value of intangible assets related to the rights to be the depository bank of municipal and provincial governments due to the performance below forecast and future prospects. As a result of the assessment, the Bank recognized impairment loss amounted to ~~W~~151,523 million for the year ended December 31, 2019. The impairment loss is included in non-operating expenses in the statement of comprehensive income.

(*3) ~~W~~168,736 million among amortization cost of other intangible assets is included in other operating expenses.

(*4) ~~W~~436,376 million of other intangible assets is accounted for as accounts payable.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13.Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2020 and December 31, 2019 are as follows:

Investees	Location	Closing month	Industry sector
Shinhan Asia Ltd.(*1)	Hong Kong	December 31	Banking
Shinhan Bank America	U.S.A	December 31	Banking
Shinhan Bank Europe GmbH	Germany	December 31	Banking
Shinhan Bank Cambodia	Cambodia	December 31	Banking
Shinhan Kazakhstan Bank Limited (*2)	Kazakhstan	December 31	Banking
Shinhan Bank Canada	Canada	December 31	Banking
Shinhan Bank China Limited	China	December 31	Banking
Shinhan Bank Japan (*3)	Japan	March 31	Banking
Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Banking
Shinhan Bank Mexico	Mexico	December 31	Banking
PT Bank Shinhan Indonesia (*2)	Indonesia	December 31	Banking
Shinhan-Daesung Contents Fund	Korea	December 31	Investment
BNP Paribas Cardif Life Insurance Co., Ltd. (*4)	Korea	December 31	Insurance
KOREA FINANCE SECURITY (*6)	Korea	December 31	Other
Daegy Electrical Construction Co., Ltd. (*5)	Korea	December 31	Construction
DOODOO LOGITECH (*5)	Korea	December 31	Other
One Shinhan Future's Fund 1 (*7)	Korea	December 31	Investment
KST-Shinhan Fund 1 (*7)	Korea	December 31	Investment
One Shinhan Future's Fund 2 (*7)	Korea	December 31	Investment
Neoplux Technology Valuation Investment Fund	Korea	December 31	Investment
Partners 4th Growth Investment Fund	Korea	December 31	Investment
KTB Newlake Global Healthcare PEF	Korea	December 31	Investment
DAEKWANG SEMICONDUCTOR Co., Ltd. (*5)	Korea	December 31	Manufacturing
Songrim Co., Ltd. (*5)	Korea	December 31	Retail
Multimedia Tech Co., Ltd. (*5)	Korea	December 31	Other
Hyungje Art Printing (*5)	Korea	December 31	Other
MIEL Co., Ltd. (*5)	Korea	December 31	Other
COSPEC BIM tech (*5)	Korea	December 31	Other
WON JIN HOME PLAN CO.,LTD (*5)	Korea	December 31	Other
IL GU FARM CO.,LTD (*8)	Korea	December 31	Other
Korea Credit Bureau (*6)	Korea	December 31	Credit information
Goduck Gangil1 PFV Co., Ltd (*6)	Korea	December 31	Real estate
Goduck Gangil10 PFV Co., Ltd (*6)(*7)	Korea	December 31	Real estate
SBC PFV Co., Ltd (*6)(*9)	Korea	December 31	Real estate
GMG Development Co,. Ltd (*8)	Korea	December 31	Real estate service
ICSF (The Korea’s Information Center for Savings & Finance)	Korea	December 31	Service
Shinhan-Albatross Technology Investment Fund	Korea	December 31	Investment
Miraeequity-Incus Venture Business Fund No.4 (*8)	Korea	December 31	Investment
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment
Stassets-DA Value Healthcare Fund I	Korea	December 31	Investment

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

13.Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2020 and December 31, 2019 are as follows:

	Ownership (%)			Book value
Investees	December 31, 2020	December 31, 2019		December 31, 2020	December 31, 2019
Shinhan Asia Ltd.(*1)	-	99.99	~~W~~	-	114,185
Shinhan Bank America	100.00	100.00		193,049	193,049
Shinhan Bank Europe GmbH	100.00	100.00		78,606	78,606
Shinhan Bank Cambodia	97.50	97.50		84,351	84,351
Shinhan Kazakhstan Bank Limited (*2)	100.00	100.00		40,532	77,913
Shinhan Bank Canada	100.00	100.00		79,695	79,695
Shinhan Bank China Limited	100.00	100.00		355,443	355,443
Shinhan Bank Japan (*3)	100.00	100.00		410,485	410,485
Shinhan Bank Vietnam Ltd.	100.00	100.00		389,608	389,608
Shinhan Bank Mexico	99.99	99.99		97,467	97,467
PT Bank Shinhan Indonesia (*2)	99.00	99.00		405,868	425,277
Shinhan-Daesung Contents Fund	71.43	71.43		5,000	5,000
BNP Paribas Cardif Life Insurance Co., Ltd. (*4)	14.99	14.99		42,204	42,204
KOREA FINANCE SECURITY (*6)	14.91	14.91		3,448	3,448
Daegy Electrical Construction Co., Ltd. (*5)	27.45	27.45		-	-
DOODOO LOGITECH (*5)	27.96	27.96		-	-
One Shinhan Future's Fund 1 (*7)	27.78	-		3,000	-
KST-Shinhan Fund 1 (*7)	20.00	-		1,000	-
One Shinhan Future's Fund 2 (*7)	29.70	-		1,800	-
Neoplux Technology Valuation Investment Fund	33.33	33.33		10,102	17,406
Partners 4th Growth Investment Fund	25.00	25.00		13,554	15,478
KTB Newlake Global Healthcare PEF	20.00	20.00		6,770	8,036
DAEKWANG SEMICONDUCTOR Co., Ltd. (*5)	20.94	20.94		-	-
Songrim Co., Ltd. (*5)	35.34	35.34		-	-
Multimedia Tech Co., Ltd. (*5)	21.06	21.06		-	-
Hyungje Art Printing (*5)	31.54	31.54		-	-
MIEL Co., Ltd. (*5)	28.77	28.77		-	-
COSPEC BIM tech (*5)	40.92	-		-	-
WON JIN HOME PLAN CO.,LTD (*5)	31.69	31.69		-	-
IL GU FARM CO.,LTD (*8)	-	28.47		-	-
Korea Credit Bureau (*6)	4.50	4.50		2,250	2,250
Goduck Gangil1 PFV Co., Ltd (*6)	1.04	1.04		50	50
Goduck Gangil10 PFV Co., Ltd (*6)(*7)	14.00	-		700	-
SBC PFV Co., Ltd (*6)(*9)	12.50	12.50		10,000	10,000
GMG Development Co,. Ltd (*8)	-	5.00		-	3
ICSF (The Korea’s Information Center for Savings & Finance)	32.26	32.26		156	156
Shinhan-Albatross Technology Investment Fund	33.33	33.33		9,100	6,000
Miraeequity-Incus Venture Business Fund No.4 (*8)	-	23.53		-	2,000
Shinhan-Neoplux Energy Newbiz Fund	23.33	23.33		10,590	8,400
Stassets-DA Value Healthcare Fund I	24.10	24.10		615	615
			~~W~~	2,255,443	2,427,125

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

13.Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2020 and December 31, 2019 are as follows: (continued)

(*1) As of December 31, 2020, liquidation procedures are completed. The Bank received the remaining property on February 26, 2020.

(*2) Shinhan Kazakhstan Bank Limited recognized ~~W~~ 37,381 million and PT Bank Shinhan Indonesia ~~W~~ 19,408 million in impairment losses due to the drop in currency value and performance decline.

(*3) SBJ DNX, a subsidiary company, is established for the year ended December 31, 2020, and the investment capital is JPY 50 million at the time of establishment.

(*4) It is reported as an investment in associates because significant influence can be exercised through important business transactions with the Bank.

(*5) The shares of the investees are acquired by debt-equity swap. The Bank reclassified financial assets at fair value through other comprehensive income to investments in associates as the reorganization procedures are completed and now the Bank can normally exercise its voting rights to the investees.

(*6) Although it holds less than 20% of shares, the equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.

(*7) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2020.

(*8) Excluded from associates because of disposal for the year December 31, 2020.

(*9) Voting rights is 4.65%.

14.Investment properties

(a) Investment properties as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	454,486	-	454,486
Buildings		246,982	(91,383)	155,599
	~~W~~	701,468	(91,383)	610,085

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	488,845	-	488,845
Buildings		226,214	(79,698)	146,516
	~~W~~	715,059	(79,698)	635,361

(b) Fair value of investment properties as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Investment properties (*)	~~W~~	659,314	635,406

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly fair value of investment properties is classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

(c) Income and expenses on investment properties for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Rental income	~~W~~	27,460	27,846
Direct operating expenses for investment properties that generate rental income		5,026	5,604

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Other assets

Other assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Accounts receivable	~~W~~	4,568,854	6,741,927
Domestic exchange settlement receivable		3,969,758	4,207,371
Guarantee deposits		963,467	997,393
Accrued income		1,195,518	1,316,360
Prepaid expense		73,013	68,949
Suspense payments		161,337	47,978
Sundry assets		85,875	83,621
Others		15,420	4,614
Present value discount		(26,668)	(35,113)
Allowance for impairment		(20,356)	(16,262)
	~~W~~	10,986,218	13,416,838

16.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Property and equipment	~~W~~	32,988	2,693

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2020, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There are no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2020 and 2019.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

17.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	Reasons for collateral
Securities(*1)
Securities at FVOCI	~~W~~	2,315,115	457,227	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		14,712,202	12,598,566	Borrowings, Settlement security for Bank of Korea, Customer RP, etc
		17,027,317	13,055,793

Property and Equipment(*2)		4,041	5,030	Set for near mortgage, etc
	~~W~~	17,031,358	13,060,823

(*1) The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Bank’s default as of December 31, 2020 and 2019 are ~~W~~ 703,124million and ~~W~~ 455,865 million, respectively.

(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	2,871,910	-	2,007,036	-

18.	Deposits

Deposits as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Demand deposits:
Korean won	~~W~~	131,223,458	101,700,012
Foreign currencies		10,205,322	7,783,595
		141,428,780	109,483,607
Time deposits:
Korean won		129,017,001	131,371,259
Foreign currencies		5,612,183	5,622,729
Gain on fair value hedge		(46,940)	(102,493)
		134,582,244	136,891,495
Negotiable certificates of deposits		4,869,513	8,602,208
Note discount deposits		6,226,937	4,747,587
CMA		4,006,319	3,987,372
Others		18,763	20,477
	~~W~~	291,132,556	263,732,746

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

19.	Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2020 and trading liabilities as of December 31, 2019 are as follows:

	December 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Securities sold:
Debt securities	-	~~W~~	-	1.25	~~W~~	39,909
Equity securities	-		-	-		411
Gold/silver deposits	-		539,564	-		467,761
		~~W~~	539,564		~~W~~	508,081

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Securities sold:
Gain on sale	~~W~~	470	285
Loss on sale		(119)	(202)
Loss on valuation		-	(77)
		351	6
Gold/silver deposits:
Gain on sale		10,700	4,644
Loss on sale		(2,389)	(475)
Loss on valuation		(83,316)	(91,025)
		(75,005)	(86,856)
	~~W~~	(74,654)	(86,850)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

20.	Borrowings

Borrowings as of December 31, 2020 and 2019 are as follows:

	December 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won	0.35~ 0.45	~~W~~	620,000	-	~~W~~	-
Foreign currencies	0.00~ 0.32		773,820	0.00~ 2.30		671,910
			1,393,820			671,910
Bill sold	0.00~ 1.10		10,706	0.80~ 1.60		19,070

Bonds sold under repurchase agreements:
Korean won	0.00~0.57		552	1.31		958
Foreign currencies	0.59~ 5.15		158,880	2.28~ 5.40		102,531
			159,432			103,489
Borrowings in Korean won:
Borrowings from Bank of Korea	0.25		5,207,892	0.50~0.75		2,386,939
Others	0.00~4.25		6,754,546	0.00~4.30		6,092,628
			11,962,438			8,479,567
Borrowings in foreign currencies:
Overdraft due to banks	0.00		72,590	0.00		86,648
Borrowings from banks	0.00~7.50		5,247,144	0.00~7.50		6,257,995
Sub-lease	0.00		8,976	0.00		9,856
Others	0.23~0.49		1,538,590	1.94~ 2.67		1,684,243
			6,867,300			8,038,742
Deferred origination fees			(304)			(919)
		~~W~~	20,393,392		~~W~~	17,311,859

21.	Debt securities issued

Debt securities issued as of December 31, 2020 and 2019 are as follows:

	December 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.67~8.00	~~W~~	22,370,890	0.71~8.00	~~W~~	25,700,890
Subordinated debt securities issued	2.20~4.60		3,200,125	2.20~4.60		3,200,145
Gain on fair value hedges			(63,652)			(87,692)
Discount on debt securities issued			(14,599)			(40,736)
			25,492,764			28,772,607
Debt securities issued in foreign currencies: Currency:
Debt securities issued	0.25~3.88		3,723,464	0.01~4.01		3,882,419
Subordinated debt securities issued	3.75~5.00		2,673,824	3.75~5.00		2,813,406
Gain on fair value hedges			309,880			141,264
Discount on debt securities issued			(28,946)			(34,331)
			6,678,222			6,802,758
		~~W~~	32,170,986		~~W~~	35,575,365

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

22.	Defined benefit liabilities (assets)

The Bank operates a defined benefit pension system based on employees’ length of service. The Bank also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	1,576,227	1,495,581
Fair value of plan assets		(1,590,977)	(1,445,985)
Net defined benefit assets	~~W~~	(14,750)	49,596

(b) Changes in the present value of defined benefit obligations

Changes in the present value of defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	1,495,581	1,364,974
Current service cost		128,226	125,483
Interest expense		41,904	41,925
Remeasurements (*1)(*2)		(36,779)	21,717
Benefits paid by the plan		(67,233)	(59,730)
Others		5,277	1,212
Past service cost		9,251	-
Ending balance	~~W~~	1,576,227	1,495,581

(*1) Remeasurements for year ended December 31, 2020 consist of ~~W~~39,143 million of actuarial gain arising from changes in financial assumptions, ~~W~~2,364 million of actuarial loss arising from changes in experience adjustments.

(*2) Remeasurements for the year ended December 31, 2019 consist of ~~W~~16,048million of actuarial gain arising from changes in demographic assumptions, ~~W~~41,061 million of actuarial loss arising from changes in financial assumptions and ~~W~~3,296million of actuarial gain arising from changes in experience adjustments, respectively.

(c) Changes in the fair value of plan assets

Changes in the fair value of plan assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	1,445,985	1,299,502
Interest income		41,769	41,324
Remeasurements		(15,611)	(16,618)
Contributions paid into the plan		179,000	180,000
Benefits paid by the plan		(60,166)	(58,223)
Ending balance	~~W~~	1,590,977	1,445,985

(d) The amount of major categories of the fair value of plan assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Deposits	~~W~~	1,527,464	1,406,932
Others		63,513	39,053
	~~W~~	1,590,977	1,445,985

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

22.  Defined benefit liabilities (continued)

(e) Actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019	Descriptions
Discount rate	2.98%	2.92%	AA0 Corporate bond yields
Future salary increasing rate	2.21% + Promotion rate	2.33% + Promotion rate	Average for 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(152,394)	177,769
Future salary increasing rate		177,341	(154,854)

	December 31, 2019
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(149,250)	174,740
Future salary increasing rate		173,992	(150,908)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	32,091	62,323	246,950	481,175	1,399,960	2,222,499

		December 31, 2019
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	29,566	62,556	207,182	428,673	1,388,651	2,116,628

(h) The weighted-average duration of defined benefit obligations applied as of December 31, 2020 and 2019 are 10.7 years and 11.1 years, respectively.

(i) The Bank's estimated contribution will be ~~W~~ 188,055 million as of December 31, 2021

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

23.	Provisions

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	49,104	11,677	6	95,845	5,032	1,857	163,521
Transfer to 12-month expected credit losses		3,593	(3,593)	-	1,026	(1,026)	-	-
Transfer to lifetime expected credit losses		(1,980)	1,980	-	(2,222)	2,222	-	-
Transfer to impaired financial asset		(54)	(104)	158	-	-	-	-
Provision (reversal)		15,115	3,293	(164)	3,003	1,026	(378)	21,895
Foreign exchange movements		(916)	(128)	-	(1,282)	(229)	(112)	(2,667)
Others (*)		-	-	-	11,099	(246)	81	10,934
Ending balance	~~W~~	64,862	13,125	-	107,469	6,779	1,448	193,683

(*) Other changes are mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

23.	Provisions (continued)

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2020 and 2019 are as follows: (continued)

		December 31, 2019
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	47,171	11,524	-	87,670	4,133	2,876	153,374
Transfer to 12-month expected credit losses		1,935	(1,935)	-	1,248	(1,248)	-	-
Transfer to lifetime expected credit losses		(1,951)	1,951	-	(611)	611	-	-
Transfer to impaired financial asset		(2)	-	2	(12)	-	12	-
Provision (reversal)		1,609	131	4	(1,051)	819	(1,016)	496
Foreign exchange movements		342	6	-	995	112	102	1,557
Others (*)		-	-	-	7,606	605	(117)	8,094
Ending balance	~~W~~	49,104	11,677	6	95,845	5,032	1,857	163,521

(*) Other changes are mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

23.	Provisions (continued)

(b) Changes in other provisions for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	39,089	5,895	24,240	43,290	112,514
Provision (reversal)		1,344	3,046	(2,425)	64,598	66,563
Provision used		(920)	(49)	-	(3,023)	(3,992)
Foreign exchange movements		-	-	(989)	682	(307)
Others (*)		1,371	-	(9)	1,922	3,284
Ending balance	~~W~~	40,884	8,892	20,817	107,469	178,062

(*) This is the effect of changing the discount rate.

		December 31, 2019
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	36,770	5,773	41,296	52,098	135,937
Provision (reversal)		777	122	(18,385)	(6,870)	(24,356)
Provision used		(739)	-	-	(4,742)	(5,481)
Foreign exchange movements		-	-	1,330	309	1,639
Others (*)		2,281	-	(1)	2,495	4,775
Ending balance	~~W~~	39,089	5,895	24,240	43,290	112,514

(*) This is the effect of changing the discount rate.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

24.	Other liabilities

Other liabilities as of December 31, 2020 and December 31, 2019 are as follows:

		December 31, 2020	December 31, 2019
Accounts payable	~~W~~	4,912,083	7,173,939
Borrowing from trust account		5,370,765	5,785,141
Accrued expenses		1,782,829	2,221,371
Liability incurred by agency relationship		1,239,226	1,609,675
Domestic exchange settlement payable		5,676,750	1,332,578
Lease liabilities (*)		322,480	371,125
Agency business income		780,505	733,218
Guarantee deposits received		447,793	230,152
Foreign exchange settlement payables		258,818	242,168
Suspense payable		38,821	35,179
Unearned income		62,778	75,014
Withholding value-added tax and other taxes		121,046	118,660
Sundry liabilities		161,995	55,118
Present value discount		(13,513)	(24,567)
	~~W~~	21,162,376	19,958,771

(*)For the year ended December 31, 2020, expenses for the variable lease payments that are not included in the measurement of lease liabilities amount to ~~W~~ 114 million, the cash outflows from lease liabilities amount to ~~W~~ 175,281 million, and interest expense on lease liabilities amount to ~~W~~ 5,919 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2019 amount to ~~W~~ 189 million, cash outflows from lease liabilities amount to ~~W~~ 171,378 million, and interest expense on lease liability amounts to ~~W~~ 7,581 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

25.	Equity

(a) Equity as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		1,586,662	997,987
Capital surplus:
Share premium		398,080	398,080
Capital adjustments:
Stock options		7,745	788
Others		403	681
		8,148	1,469
Accumulated other comprehensive income (loss):
Net change in fair value of financial instruments at FVOCI		83,023	82,805
Foreign currency translation differences for foreign operations		(70,921)	(46,627)
Remeasurements of defined benefit plans		(290,159)	(305,506)
		(278,057)	(269,328)
Retained earnings:
Legal reserve (*1)		2,254,638	2,047,515
Voluntary reserve (*2)		12,738,659	11,815,146
Other reserve (*3)		135,023	123,197
Unappropriated retained earnings (*4)		1,753,815	2,032,462
		16,882,135	16,018,320
	~~W~~	26,525,046	25,074,606

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include a regulatory reserve for loan loss of ~~W~~2,195,634 million and ~~W~~1,961,499 million as of December 31, 2020 and 2019, respectively. The amounts also include asset revaluation surplus of ~~W~~355,898 million as of both December 31, 2020 and 2019.

(*3) Other reserve is established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) The amounts include the expected provision for regulatory reserve of loan loss of ~~W~~80,578 million and ~~W~~234,135 million as of December 31, 2020 and 2019, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except for share data)

25.	Equity (continued)

(b) Capital stock

Capital stock as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2020 and 2019 are as follows:

			Book value
Date of issuance	Date of maturity		December 31, 2020	December 31, 2019	Interest rate (%)
Hybrid bonds issued in Korean won:
June 7, 2013	June 7, 2043	~~W~~	299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	129,701	3.33
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		199,547	199,547	3.70
February 25, 2019	Perpetual bond		299,327	299,327	3.30
February 25, 2020	Perpetual bond		239,459	-	2.88
February 25, 2020	Perpetual bond		49,888	-	3.08
November 5, 2020	Perpetual bond		299,328	-	2.87
		~~W~~	1,586,662	997,987
Dividends on hybrid bond holders		~~W~~	44,529	33,115
Weighted average interest rate (%)			3.44	3.73

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

25.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	~~W~~	97,050	(46,627)	(14,245)	(305,506)	(269,328)
Change due to fair value measurement		39,102	-	(3,514)	-	35,588
Change due to impairment		(3,757)	-	-	-	(3,757)
Change due to disposal		(66,238)	-	-	-	(66,238)
Effect of hedge accounting		(4,394)	31,239	-	-	26,845
Effect of foreign currency movements		-	(64,748)	723	-	(64,025)
Remeasurements of defined benefit obligations		-	-	-	21,168	21,168
Amounts transferred from retained earnings		-	-	38,379	-	38,379
Effect of tax		9,704	9,215	(9,787)	(5,821)	3,311
Ending balance	~~W~~	71,467	(70,921)	11,556	(290,159)	(278,057)

		December 31, 2019
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	~~W~~	28,108	(56,356)	(28,102)	(277,714)	(334,064)
Change due to fair value measurement		112,959	-	26,622	-	139,581
Change due to impairment		1,419	-	-	-	1,419
Change due to disposal		(18,553)	-	-	-	(18,553)
Effect of hedge accounting		(731)	(11,739)	-	-	(12,470)
Effect of foreign currency movements		-	25,158	293	-	25,451
Remeasurements of defined benefit obligations		-	-	-	(38,334)	(38,334)
Amounts transferred from retained earnings		-	-	(7,804)	-	(7,804)
Effect of tax		(26,152)	(3,690)	(5,254)	10,542	(24,554)
Ending balance	~~W~~	97,050	(46,627)	(14,245)	(305,506)	(269,328)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except for par value per share, dividend per share and earnings per share)

25.	Equity (continued)

(e) The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 24, 2021. The appropriation date for the year ended December 31, 2019, was March 25, 2020.

Separate statements of appropriation of retained earnings for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Transfer from other comprehensive income through the sale of securities at FVOCI		(27,826)	(5,658)
Interest on hybrid bond		(44,529)	(33,115)
Profit for the year		1,826,170	2,071,235
		1,753,815	2,032,462
Transfer from reserves:
Voluntary reserve		9,908,273	9,218,897
		11,662,088	11,251,359
Appropriation of retained earnings:
Legal reserve		182,617	207,124
Regulatory reserve for loan loss		80,578	234,135
Other reserve		21,304	11,827
Voluntary reserves		10,607,589	9,908,273
Dividends on common stock		770,000	890,000
(Dividend per share in won: 2020: ~~W~~485.62 (9.71%) 2019: ~~W~~561.30 (11.23%)
		11,662,088	11,251,359
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

(f) Dividends

Dividends of common stock for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		9.71%	11.23%
Dividend per share in won	~~W~~	485.62	561.30

g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Dividends	~~W~~	770,000	890,000
Profit for the year		1,826,170	2,071,235
Dividends payout ratio to profit for the year		42.16%	42.97%
Profit for the year adjusted for regulatory reserve for loan loss		1,745,592	1,837,100
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		44.11%	48.45%

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except for par value per share, dividend per share and earnings per share)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except for par value per share, dividend per share and earnings per share)

26.	Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Regulatory reserve for loan loss	~~W~~	2,195,634	1,961,499
Provision for regulatory reserve for loan loss		80,578	234,135
	~~W~~	2,276,212	2,195,634

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Provision for regulatory reserve for loan loss	~~W~~	80,578	234,135
Adjusted profit after reflecting regulatory reserve for loan loss(*)		1,745,592	1,837,100
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,073	1,138

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.	Net interest income

(a) Net interest income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Interest income:
Cash and due from banks	~~W~~	33,297	81,438
Securities at FVTPL		197,508	218,150
Securities at FVOCI		555,424	669,707
Securities at amortized cost		396,717	421,001
Loans		7,356,323	8,172,525
Others		51,810	66,534
		8,591,079	9,629,355
Interest income from impaired financial assets		19,170	17,560

Interest expense: (*)
Deposits		2,465,749	3,212,574
Borrowings		206,379	292,899
Debt securities issued		645,268	789,859
Others		39,124	83,645
		3,356,520	4,378,977
Net interest income	~~W~~	5,234,559	5,250,358

(*) Included interest income from loans at FVTPL of ~~W~~9,440 million and ~~W~~16,254million, respectively for the years ended December 31, 2020 and 2019.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

28.  Net fees and commission income

Net fees and commission income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Fees and commission income:
Credit placement fees	~~W~~	83,462	60,131
Commission received as electronic charge receipt		143,074	151,032
Brokerage fees		88,534	109,307
Commission received as agency		297,449	306,033
Investment banking fees		106,478	124,541
Commission received in foreign exchange activities		110,504	122,831
Asset management fees from trust accounts		187,221	258,103
Guarantee fees		76,239	72,585
Others		111,749	104,190
		1,204,710	1,308,753
Fees and commission expense:
Credit-related fees		43,475	37,959
Brand-related fees		42,279	35,530
Service-related fees		45,162	32,632
Trading and brokerage fees		8,274	9,566
Commission paid in foreign exchange activities		21,646	27,609
Others		81,778	70,914
		242,614	214,210
Net fees and commission income	~~W~~	962,096	1,094,543

29.	Dividend income

Dividend income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019

Securities at FVTPL	~~W~~	774	1,600
Securities at FVOCI (*)		16,193	11,999
	~~W~~	16,967	13,599

(*) Dividend income for stocks disposed for the year ended December 31, 2020 is ~~W~~ 1,529 million

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

30.	Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Financial instruments at FVTPL
Debt:
Gain on valuation of debt securities	~~W~~	144,039	62,158
Gain on sale of debt securities		72,680	61,730
Loss on valuation of debt securities		(31,262)	(44,029)
Loss on sale of debt securities		(46,178)	(40,648)
Others		98,897	104,453
		238,176	143,664
Equity:
Gain on valuation of equity securities		4,146	3,245
Gain on sale of equity securities		5,736	2,486
Loss on valuation of equity securities		(5,968)	(5,952)
Loss on sale of equity securities		(635)	(268)
		3,279	(489)
Gold/silver:
Gain on valuation of gold/silver deposits		22,690	28,803
Gain on sale of gold/silver deposits		10,701	4,644
Loss on valuation of gold/silver deposits		(83,316)	(91,025)
Loss on sale of gold/silver deposits		(2,389)	(475)
		(52,314)	(58,053)
Loans at FVTPL:
Gain on valuation of loans		7,818	4,046
Gain on sale of loans		11,792	14,508
Loss on valuation of loans		(2,905)	(2,856)
Loss on sale of loans		(2,678)	(2,484)
		14,027	13,214
		203,168	98,336

Derivatives
Foreign currency related:
Gain on valuation and transaction		10,240,087	7,806,897
Loss on valuation and transaction		(10,190,905)	(7,707,005)
		49,182	99,892
Interest rates related:
Gain on valuation and transaction		542,604	536,265
Loss on valuation and transaction		(612,139)	(550,001)
		(69,535)	(13,736)
Equity related:
Gain on valuation and transaction		24,995	15,692
Loss on valuation and transaction		(36,155)	(14,724)
		(11,160)	968
Commodity related:
Gain on valuation and transaction		27,864	34,557
Loss on valuation and transaction		(6,643)	(11,560)
		21,221	22,997
		(10,292)	110,121
Net gain on financial instruments at FVTPL	~~W~~	192,876	208,457

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

31.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Employee benefits:
Short and long term employee benefits	~~W~~	1,658,946	1,599,397
Post-employee defined benefits		137,649	126,083
Post-employee defined contributions		261	293
Termination benefits		77,716	93,640
		1,874,572	1,819,413
Amortization:
Depreciation		113,046	112,016
Amortization of intangible assets		42,167	35,539
Depreciation of right-of-use assets		194,645	197,149
		349,858	344,704
Other general and administrative expenses:
Rent		46,021	47,476
Service contract expenses		234,518	224,680
Taxes and dues		84,626	87,889
Advertising		76,041	76,137
Electronic data processing expenses		48,242	43,629
Others		150,594	158,909
		640,042	638,720
	~~W~~	2,864,472	2,802,837

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

32. Share-based payments

(a) Stock options granted as of December 31, 2020 are as follows:

	6th grant	7th grant
Grant date	March 20, 2007	March 19, 2008
Exercise price in won	~~W~~54,560	~~W~~49,053
Number of shares granted	715,500	332,850
Contractual exercise Period	2017.05.18 ~ 2020.08.19	2017.05.18 ~ 2021.05.17 2017.09.18 ~ 2021.09.17
Changes in number of shares granted:
Outstanding at December 31, 2019	50,513	21,474
Exercised	50,513	-
Outstanding at December 31, 2020	-	21,474

Fair value in won	~~-~~	Expiration date 2021.05.17 : ~~W~~ 14 Expiration date 2021.09.17 : ~~W~~ 49

(*) As of December 31, 2020, the granted shares are fully vested, and the weighted-average exercise price of 21,747 outstanding options is ~~W~~49,053.

(b) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2020 are as follows:

Contents
Type	Equity-settled share-based payment(*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Bank granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

32.  Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2020 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
March 18, 2015	16,800	42,650	13,300
May 22, 2015	5,300	42,800	3,251
January 1, 2016	206,300	39,000	25,600
January 1, 2017	217,300	45,300	187,912
January 23, 2017	2,700	45,600	2,494
March 7, 2017	17,400	46,950	14,026
March 24, 2017	8,100	49,000	6,150
June 1, 2017	2,700	49,250	1,543
July 5, 2017	2,700	49,550	1,294
July 6, 2017	4,500	49,200	2,100
January 1, 2018	225,070	49,400	211,141
January 24, 2018	1,275	52,700	1,064
January 1, 2019	296,226	39,600	251,882
March 26, 2019	23,410	42,750	16,514
April 1, 2019	3,696	43,750	2,550
June 1, 2019	2,839	44,450	1,514
July 4, 2019	7,392	44,450	3,360
July 8, 2019	3,696	43,650	1,643
	1,047,403		747,338

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2020, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~32,050.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE (80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

32.  Share-based payments (continued)

(c) Details of performance-based stock compensation as of December 31, 2020 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Grant shares	260,777

Estimated number of shares vested at December 31, 2020	-	220,574

Fair value per share in Korean won	32,050

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(d) Stock compensation costs calculated for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Compensation costs recorded for the year	~~W~~	6,077	11,245

(e) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Accrued expenses	~~W~~	40,171	39,747

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

33.  Net other operating income (expenses)

Net other operating expenses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	2,296	6,602
Written-off loans		11,920	1,429
		14,216	8,031
Others:
Gain on hedge activity from hedged items		50,805	29,722
Gain on hedge activity from hedging instruments		284,814	410,091
Reversal of allowance for acceptances and guarantee		2,425	18,386
Reversal of other allowance		-	5,971
Others		25,811	934
		363,855	465,104
		378,071	473,135
Other operating expense
Loss on sale of assets:
Loans at amortized cost		18,003	26,848
Others:
Loss on hedge activity from hedged items		279,071	400,509
Loss on hedge activity from hedging instruments		51,805	32,969
Provision for other allowance		6,678	-
Contribution to fund		358,956	302,712
Deposit insurance fee		328,628	286,504
Others		231,675	291,723
		1,256,813	1,314,417
		1,274,816	1,341,265
Net other operating expenses	~~W~~	(896,745)	(868,130)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

34.  Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	25,599	1,435
Intangible assets		-	5,347
Non-current assets held for sale		1,013	57
		26,612	6,839
Investments in associates:
Dividend income		13,031	691
Gain from disposition		915	-
		13,946	691
Others:
Rental income on investment property		27,460	27,846
Others		26,748	48,141
		54,208	75,987
		94,766	83,517
Non-operating expenses
Loss on sale of assets:
Property and equipment		3	12
Intangible assets		-	5
		3	17
Investments in associates:
Impairment loss		56,789	-
Others:
Investment properties depreciation		11,546	10,997
Donations		64,493	71,516
Impairment loss on intangible assets		27,133	151,523
Others		98,431	31,893
		201,603	265,929
		258,395	265,946
Net non-operating income (expenses)	~~W~~	(163,629)	(182,429)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

35.  Operating revenue

Operating revenue for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Interest income	~~W~~	8,591,079	9,629,355
Fees and commission income		1,204,710	1,308,753
Dividend income		16,967	13,599
Net gain on financial instruments at FVTPL		11,214,049	8,679,485
Foreign currencies transaction gain		2,198,348	1,706,276
Net gain on financial instruments at FVOCI		202,943	98,024
Reversal of provisions for acceptances and guarantees		2,425	1,248
Other operating income		375,646	473,135
	~~W~~	23,806,167	21,909,875

36.  Income tax expense

(a) The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Current income tax expense	~~W~~	635,878	694,818
Deferred taxes arising from changes in temporary differences		(35,108)	(39,392)
Deferred taxes arising from utilization of expired unused tax losses		33,819	45,633
Tax adjustment charged or credited directly to equity		672	(23,014)
Income tax expense	~~W~~	635,261	678,045

(b) Income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the separate statements of comprehensive income for the years ended December 31, 2020 and 2019 for the following reasons:

		December 31, 2020	December 31, 2019
Profit before income tax	~~W~~	2,461,431	2,749,280
Statutory tax rate		27.50%	27.50%
Income tax expense at statutory tax rates		666,532	745,690
Adjustments:
Non-taxable income		(579)	(2,889)
Non-deductible expense		7,603	7,093
Decrease resulting from consolidated corporate tax system		(46,567)	(62,401)
Income tax paid (refund)		(1,284)	(17,763)
Others (impact of tax rate change, etc.)		9,556	8,315
Income tax expense	~~W~~	635,261	678,045
Effective tax rate		25.81%	24.66%

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

36.  Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(607,919)	(617,984)	(618,245)	(608,180)	(167,249)
Accounts receivable		(96,013)	(96,013)	(106,028)	(106,028)	(29,158)
Securities at FVTPL		525,210	165,869	139,878	499,218	137,285
Investments in subsidiaries and associates		98,842	4,263	54,030	148,609	40,867
Deferred loan origination costs and fees		(498,779)	(498,779)	(502,147)	(502,147)	(138,091)
Revaluation and depreciation on property and equipment		(404,675)	20,590	14,220	(411,045)	(113,038)
Derivative assets (liabilities)		(246,737)	(244,476)	(97,654)	(99,915)	(27,476)
Deposits		111,423	94,249	83,306	100,480	27,632
Accrued expenses		218,092	219,637	210,830	209,285	57,554
Defined benefit obligations		1,380,360	60,166	143,304	1,463,498	402,461
Plan assets		(1,430,220)	(60,166)	(192,121)	(1,562,175)	(429,598)
Other provisions		149,060	149,060	235,231	235,231	64,689
Allowance for guarantees and acceptance		126,974	126,975	136,514	136,513	37,541
Allowance for advanced depreciation		(177,137)	-	2	(177,135)	(48,712)
Allowance for expensing depreciation		(1,459)	(232)	-	(1,227)	(337)
Net change in fair value of securities at FVOCI		(114,214)	(114,214)	(114,514)	(114,514)	(31,491)
Donation payables		133,494	133,495	60,227	60,226	16,562
Allowance and bad debt		(5,662)	1	-	(5,663)	(1,557)
Compensation expenses associated with stock option		109	31	1	79	22
Fictitious dividends		4,425	77	54,443	58,791	16,168
Others		387,694	1,949,273	1,975,058	413,422	113,706
		(447,132)	1,291,822	1,476,335	(262,677)	(72,220)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,089,836	122,978	-	966,858	265,886

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		30,644	-	56,789	87,433	24,044
	~~W~~	612,060	1,414,800	1,419,546	616,806	169,622

    (*) The effect of corporate tax by equity method evaluation is reasonably estimated by each investment company of the associates considering the applicable amount and feasibility of deferred tax.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

36.  Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows: (continued)

		December 31, 2019
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(589,687)	(596,918)	(615,150)	(607,919)	(167,178)
Accounts receivable		(88,065)	(88,065)	(96,013)	(96,013)	(26,404)
Securities at FVTPL		98,295	76,525	79,262	101,032	27,784
Securities at FVOCI		262,661	(38,197)	123,320	424,178	116,649
Investments in subsidiaries and associates		104,597	-	(5,755)	98,842	27,181
Deferred loan origination costs and fees		(497,515)	(497,515)	(498,779)	(498,779)	(137,164)
Revaluation and depreciation on property and equipment		(422,788)	1,649	19,762	(404,675)	(111,286)
Derivative liabilities		(177,396)	(172,909)	(242,250)	(246,737)	(67,852)
Deposits		101,950	53,077	62,550	111,423	30,641
Accrued expenses		226,076	235,495	227,511	218,092	59,975
Defined benefit obligations		1,249,459	58,223	189,124	1,380,360	379,599
Plan assets		(1,267,931)	(58,223)	(220,512)	(1,430,220)	(393,310)
Other provisions		153,335	153,335	149,060	149,060	40,991
Allowance for guarantees and acceptance		135,976	135,977	126,975	126,974	34,918
Allowance for advanced depreciation		(177,137)	-	-	(177,137)	(48,713)
Allowance for expensing depreciation		(1,691)	(232)	-	(1,459)	(401)
Net change in fair value of securities at FVOCI		16,297	(8)	(130,519)	(114,214)	(31,409)
Donation payables		78,750	133,915	188,659	133,494	36,711
Allowance and bad debt		44,211	7,974	(41,899)	(5,662)	(1,557)
Compensation expenses associated with stock option		178	61	(8)	109	30
Fictitious dividends		4,059	-	366	4,425	1,217
Others		103,241	415,587	700,040	387,694	106,633
		(643,125)	(180,249)	15,744	(447,132)	(122,945)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,255,777	165,941	-	1,089,836	299,706

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	52,863	30,644	8,428
	~~W~~	634,871	(14,308)	(37,119)	612,060	168,333

(*) The effect of corporate tax by equity method evaluation is reasonably estimated by each investment company of the associates considering the applicability amount and feasibility of deferred tax.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

36.  Income tax expense (continued)

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of securities at FVOCI	~~W~~	114,514	(31,491)	114,214	(31,409)	(82)
Foreign currency translation differences for foreign operations		(97,822)	26,901	(64,313)	17,686	9,215
Remeasurements of defined benefit plans		(400,219)	110,060	(421,387)	115,882	(5,822)
Other (stock option)		10,683	(2,938)	1,088	(299)	(2,639)
	~~W~~	(372,844)	102,532	(370,398)	101,860	672

		December 31, 2019		December 31, 2018		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of securities at FVOCI	~~W~~	114,214	(31,409)	8	(2)	(31,407)
Foreign currency translation differences for foreign operations		(64,313)	17,686	(77,732)	21,376	(3,690)
Remeasurements of defined benefit plans		(421,388)	115,882	(383,053)	105,339	10,543
Other (stock option)		1,088	(300)	6,690	(1,840)	1,540
	~~W~~	(370,399)	101,859	(454,087)	124,873	(23,014)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except for earnings per share)

36.  Income tax expense (continued)

(e) The current tax assets and liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Current tax assets:
Prepaid income taxes	~~W~~	2,363	1,656

Current tax liabilities:
Payable due to consolidated tax system		216,423	353,674
Income taxes payables		15,859	13,908
	~~W~~	232,282	367,582

(f) The deferred tax assets / liabilities and current tax assets / liabilities presented on a gross basis prior to any offsetting as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Deferred tax assets	~~W~~	2,508,233	1,829,764
Deferred tax liabilities		2,338,611	1,661,431
Current tax assets		364,382	371,096
Current tax liabilities		594,301	737,022

37.	Earnings per share

(a) Earnings per share

Earnings per share for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Profit for the year	~~W~~	1,826,170	2,071,235
Less: dividends on hybrid bonds		(44,529)	(33,115)
Profit available for common stock	~~W~~	1,781,641	2,038,120
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	~~W~~	1,124	1,285

Considering that the Bank had no dilutive potential common shares and that stock options are not included in the calculation of diluted earnings per share because they are anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2020 and 2019.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding for the nine-month periods ended December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	366/366	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

38.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Guarantees:
Guarantee outstanding	~~W~~	10,698,475	9,777,154
Contingent guarantees		3,296,043	3,481,139
		13,994,518	13,258,293
Commitments to extend credit:
Loan commitments in Korean won		79,073,862	71,929,990
Loan commitments in foreign currencies		15,118,470	18,230,089
ABS and ABCP purchase commitments		5,432,808	5,769,665
Others		2,970,548	2,574,184
		102,595,688	98,503,928
Endorsed bills:
Secured endorsed bills		1,650	11,287
Unsecured endorsed bills		7,324,559	6,737,097
		7,326,209	6,748,384
Loans sold with repurchase agreement		-	1,387
	~~W~~	123,916,415	118,511,992

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Guarantees outstanding	~~W~~	10,698,475	9,777,154
Contingent guarantees		3,296,043	3,481,139
ABS and ABCP purchase commitments		5,432,808	5,769,665
Secured endorsed bills		1,650	11,287
	~~W~~	19,428,976	19,039,245
Allowance for acceptances and guarantees	~~W~~	136,513	126,975
Ratio (%)		0.70	0.67

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

38.	Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Bank is involved as a defendant as of December 31, 2020 are as follows:

Case	Number of claim	Claim amount	Description	Status
Deposit return	1	4,606	The plaintiff alleges that the Bank has canceled the money received in his account without his consent, and requested the Bank to pay the deposit equivalent to the amount.	The Bank won the first and second order and the third order is ongoing as of December 31, 2020.
Claim for the payment to execute the assignment order.	1	7,099

For the deposits at the Bank owned by one of the debtor, the plaintiff has received a provisional seizure order, bond seizure and an assignment order that assigned the Bank as a third party debtor. Accordingly, the plaintiff filed a claim against the Bank for the debt payment to execute the assignment order.

				In progress for the first order.
Others	157	82,348	It includes various cases, such as compensation for loss claim.
	159	94,053

As of December 31, 2020, the Bank recorded a provision of ~~W~~ 8,892 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s consolidated financial statements.

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Principal guarantee commitments:
Market evaluation form	~~W~~	2,879,836	2,877,856
Book value evaluation form		1,586,308	1,608,599
		4,466,144	4,486,455
Principal and interest guarantee commitments:
Book value evaluation form		1,763	1,737
	~~W~~	4,467,907	4,488,192
Principal in the money trusts	~~W~~	4,067,591	4,068,341
Accrued trust income		400,316	419,851

There may occur additional losses depending on the operating results of trust agreements. As of December 31, 2020 and 2019, no additional payments are required as per the operating results of trust agreements.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

38.  Commitments and contingencies (continued)

(d) Others

Regarding the currency option contracts, the Bank has received the dispute arbitration request from the Financial Dispute Arbitration Committee on December 19, 2019; It is expected to be processed through a deliberation by the Board of Directors after consultation through the banking council to discuss future countermeasures.The Bank's management anticipates that the result of the arbitration will not have a significant impact on the Group's financial position.

In addition, some of the private equity funds sold by the Bank and managed by Lime Asset management are being inspected by the supervisory authority for whether any mis-selling has been involved. In this regard, the amount and timing of the cash outflow that may occur are uncertain, and the outcome of the dispute settlement cannot be predicted at this time; therefore, no provision has been recognized. The Group decided to supply liquidity of ~~W~~ 135.6 billion out of the total sales of the repurchase deferral fund of Lime Asset Management, ~~W~~ 271.3 billion and executed ~~W~~ 128.8 billion as of December 31, 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

39.	Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Cash	~~W~~	1,635,696	2,430,026
Reserve deposits		16,711,286	13,555,978
Other deposits		4,453,049	3,653,856
Cash and due from banks		22,800,031	19,639,860
Less: Restricted due from banks		(19,196,541)	(14,520,217)
Less: Due with original maturities of more than three months		(857,405)	(688,834)
	~~W~~	2,746,085	4,430,809

(b) Significant non-cash activities for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Debt-equity swap	~~W~~	58,528	224,093
Accounts payable for purchase of property and equipment		2,258	-
Accounts payable for purchase of intangible assets		(137,475)	424,039
Recognition of right-of-use assets		141,093	586,110
Recognition of lease liabilities		127,110	540,636

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	(54,234)	17,311,859	35,575,365	371,126	53,204,116
Changes in cash flows		359	3,080,918	(3,441,574)	(170,755)	(531,052)
Amortization		-	615	31,522	5,919	38,056
Net foreign currencies transaction loss		-	-	(187,003)	(1,462)	(188,465)
Changes in fair value of hedged items		-	-	192,676	-	192,676
Others		(198,312)	-	-	117,652	(80,660)
Ending balance	~~W~~	(252,187)	20,393,392	32,170,986	322,480	52,634,671

		December 31, 2019
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	15,876,442	29,294,584	45,171,026
Changes in cash flows		1,171,938	5,649,894	6,821,832
Amortization		786	102,212	102,998
Net foreign currencies transaction loss		262,693	212,864	475,557
Changes in fair value of hedged items		-	315,811	315,811
Ending balance	~~W~~	17,311,859	35,575,365	52,887,224

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions

(a) Significant balances with the related parties as of December 31, 2020 and December 31, 2019 are as follows:

Related party	Account		December 31, 2020	December 31, 2019
Subsidiaries
Shinhan Asia Ltd.	Deposits	~~W~~	-	118,947
Shinhan Bank Europe GmbH	Cash and due from banks		16,461	4,113
	Loans		205,791	182,612
	Allowance for loan loss		(452)	(608)
	Other assets		93	1,272
	Deposits		98	142
	Borrowings		106,301	84,137
Shinhan Bank Cambodia	Cash and due from banks		20	40
	Loans		306,816	195,668
	Allowance for loan loss		(911)	(1,528)
	Other assets		1,248	1,929
	Provisions		2	4
Shinhan Kazakhstan Bank	Cash and due from banks		279	464
Limited	Allowance for loan loss		(2)	(4)
	Other assets		312	-
	Provisions		367	195
Shinhan Bank Canada	Cash and due from banks		543	84
	Loans		81,064	110,820
	Allowance for loan loss		(166)	(363)
	Other assets		70	1,205
	Deposits		195	191
	Borrowings		5,533	7,421
Shinhan Bank China Limited	Cash and due from banks		18,486	-
	Loans		87,766	205,832
	Allowance for loan loss		(148)	(323)
	Other assets		84	309
	Deposits		3,763	4,159
	Borrowings		18,632	12,320
	Provisions		93	104
	Other liabilities		-	1

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2020 and December 31, 2019 are as follows: (continued)

Related party	Account	December 31, 2020	December 31, 2019

Subsidiaries (continued)

Shinhan Bank Japan	Cash and due from banks	~~W~~	88	27,024
	Loans		43,520	115,780
	Allowance for loan loss		(29)	(156)
	Other assets		7	558
	Deposits		5,104	9,636
	Derivative liabilities		-	128
	Borrowings		71,732	95,385
	Provisions		14	46
Shinhan Bank Vietnam Ltd.	Cash and due from banks		302	120
	Derivative assets		99	54
	Loans		37,975	108,907
	Allowance for loan loss		(8)	(76)
	Other assets		292	-
	Deposits		43,395	65,638
	Derivative liabilities		-	6
	Borrowings		429,443	361,234
	Provisions		340	570
PT Bank Shinhan Indonesia	Cash and due from banks		57	96
	Derivative assets		743	-
	Loans		342,284	387,936
	Allowance for loan loss		(696)	(880)
	Other assets		491	3,004
	Deposits		1,059	-
	Provisions		2	4
Shinhan Bank Mexico	Loans		112,717	95,055
	Allowance for loan loss		(969)	(755)
	Other assets		197	1,241
	Provisions		10	-
Trust accounts	Other liabilities		288,108	441,882
Structured entities	Financial assets at FVTPL		1,671,107	1,445,946
	Derivative assets		11,102	11,062
	Loans		14,393	17,485
	Allowance for loan loss		(18)	(39)
	Other assets		56,657	35,421
	Deposits		9,343	8,208
	Derivative liabilities		1,392	2,917
	Provisions		59,168	36,369
	Other liabilities		2,157	966

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2020 and December 31, 2019 are as follows: (continued)

Related party		Account		December 31, 2020		December 31, 2019
The parent company
Shinhan Financial Group	Current tax assets	~~W~~	81		59
	Deposits		3		167
	Current tax liabilities		216,423		353,674
	Other liabilities		42,339		52,595
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		27,672		12,066
	Loans		39,255		28,864
	Allowance for loan loss		(18)		(172)
	Other assets (*)		6,359		13,575
	Deposits		81,186		35,260
	Derivative liabilities		-		516
	Provisions		123		63
	Other liabilities		25,029		31,891
Shinhan Investment Corp.	Cash and due from banks		14,967		6,202
	Derivative assets		12,187		11,814
	Loans		5,440		-
	Allowance for loan loss		(11)		(5)
	Other assets (*)		24,437		19,473
	Deposits		830,888		565,972
	Derivative liabilities		1,651		6,749
	Provisions		536		532
	Other liabilities		44,137		42,312
Shinhan Life Insurance Co., Ltd.	Derivative assets		12,177		20,542
	Other assets		6		9
	Deposits		47,877		14,724
	Derivative liabilities		31,288		12,771
	Provisions		10		5
	Other liabilities		10,618		11,940
Shinhan Capital Co., Ltd.	Deposits		1,997		904
	Provisions		23		26
	Other liabilities		13,575		13,575
Jeju Bank	Loans		8,885		4,573
	Allowance for loan loss		(6)		(3)
	Other assets		1		2
	Deposits		3,118		1,881
	Other liabilities		2,139		2,139
Shinhan Credit Information	Deposits		5,510		4,842
Co., Ltd.	Other liabilities		2,267		2,195
Shinhan Alternative Investment	Deposits		6,853		8,288
Management Inc.	Other liabilities		-		9
Shinhan BNP Paribas AMC	Deposits		89,087		57,986
	Other liabilities		766		642
Shinhan DS	Other assets		9,028		1,443
	Deposits		560		4,961
	Other liabilities		9,998		9,069
Shinhan Savings Bank	Other liabilities		8,987		8,987
Shinhan Aitas	Deposits		31,131		24,079
	Other liabilities		11		20
(*) Includes right-of-use assets

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2020 and December 31, 2019 are as follows:

(continued)

Related party	Account		December 31, 2020	December 31, 2019
Entities under common control (continued)
Shinhan AI	Deposits	~~W~~	160	1
	Other liabilities		1,992	1,929
Shinhan REITs Management	Deposits		301	-
Orange Life Insurance Co., Ltd.	Derivative assets		505	-
	Deposits		6,033	2,402
	Derivative liabilities		4,483	446
	Other liabilities		161	-
Asia Trust Co., Ltd.	Loans		1,929	-
	Deposits		184,260	-
	Other liabilities		148	-
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits		13,941	402
BNP Paribas Cardif General Insurance	Deposits		41	17
Dream High Fund III	Deposits		4	5
Partners 4th Growth Investment Fund	Deposits		2,802	1,443
Credian Health Care Private Equity Fund II	Deposits		2	4
Snowball Venture Fund II	Deposits		1,739	233
YIUM The 3rd Private Investment Joint Stock Company	Deposits		20	353
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		7	6
Multimedia Tech Co., Ltd.	Deposits		-	3
KOREA FINANCE SECURITY	Deposits		568	362
Hermes Private Investment Equity Fund	Deposits		352	275
Korea Credit Bureau	Deposits		2,088	80
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	24,000
	Allowance for loan loss		(71)	(78)
SBC PFV Co., Ltd	Deposits		8,011	5,142
Sprott Global Renewable Private Equity Fund I	Deposits		258	342
IMM Global Private Equity Fund	Loans		800	800
	Allowance for loan loss		(2)	(3)
	Deposits		10,820	7,598
Goduck Gangil10 PFV Co., Ltd	Loans		9,400	-
	Allowance for loan loss		(19)	-
	Deposits		2,718	-

(*) Includes right-of-use assets

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2020 and December 31, 2019 are as follows:

(continued)

Related party	Account		December 31, 2020	December 31, 2019
Investments in associates and associates of entities under common control (continued)
Shinhan Global Healthcare Fund 1I	Deposits	~~W~~	1	-
COSPEC BIM tech	Loans		151	-
	Allowance for loan loss		(95)	-
	Deposits		1	-
IMM Special Situation Private Equity Fund(the number two of one)	Deposits		117	-
NV Station Private Equity Fund	Deposits		100	-
Key management personnel
	Loans		5,146	4,426
	Allowance for loan loss		(2)	(3)
	Provisions		1	1

(*) Includes right-of-use assets

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the nine-month periods ended December 31, 2020 and 2019 are as follows:

Related party	Account		December 31, 2020	December 31, 2019
Subsidiaries
Shinhan Asia Ltd.	Fees and commission income	~~W~~	-	186
Shinhan Bank Europe	Interest income		1,618	4,840
GmbH	Fees and commission income		166	142
	Reversal of (provision for) allowance		156	281
	Interest expense		(60)	(218)
Shinhan Bank Cambodia	Interest income		4,441	3,404
	Fees and commission income		167	162
	Other operating income		3	-
	Reversal of (provision for) allowance		617	(1,383)
	Other operating expense		-	(3)
Shinhan Kazakhstan Bank	Interest income		-	2
Limited	Fees and commission income		262	142
	Other operating income		-	104
	Reversal of (provision for) allowance		1	5
	Other operating expense		(172)	-
Shinhan Bank Canada	Interest income		1,652	3,080
	Fees and commission income		182	170
	Reversal of (provision for) allowance		197	(26)
	Other operating expense		(2)	(1)
Shinhan Bank China	Interest income		2,635	6,127
Limited	Fees and commission income		431	335
	Other operating income		11	27
	Reversal of allowance		175	190
	Interest expense		(4)	(11)
Shinhan Bank Japan	Interest income		1,164	4,279
	Fees and commission income		1,077	719
	Reversal of (provision for) allowance		127	112
	Interest expense		(2)	(18)
	Loss related to derivatives		-	(129)
	Other operating expense		(32)	(17)
Shinhan Bank Vietnam Ltd.	Interest income		35	117
	Fees and commission income		3,137	1,575
	Gain related to derivatives		58	54
	Other operating income		229	-
	Reversal of (provision for) allowance		68	(60)
	Interest expense		(8,831)	(4,773)
	Loss related to derivatives		-	(6)
	Other operating expense		-	(124)
Shinhan Indonesia	Interest income		7,268	9,349
	Fees and commission income		734	460
	Gain related to derivatives		352	-
	Other operating income		2	-
	Reversal of (provision for) allowance		184	(99)
	Other operating expense		-	(4)
Shinhan Bank America	Fees and commission income		172	243
	Provision for allowance		-	32

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the nine-month periods ended December 31, 2020 and 2019 are as follows: (continued)

Related party	Account		December 31, 2020	December 31, 2019
Subsidiaries (continued)
Shinhan Bank Mexico	Interest income	~~W~~	1,806	1,979
	Fees and commission income		135	194
	Reversal of (provision for) allowance		(214)	3,789
	Other operating expense		(10)	-
Trust Accounts	Fees and commission income		20,261	19,858
	Interest expense		(2,185)	(3,670)
Structured entities	Interest income		18,854	16,798
	Fees and commission income		14,552	18,356
	Gain related to derivatives		23,694	11,859
	Other operating income		114	103
	Provision for allowance		21	11
	Interest expense		(8)	(6)
	Loss related to derivatives		(5,010)	(5,150)
	Other operating expense		(22,798)	-

The parent company
Shinhan Financial Group	Other operating income		1,244	1,259
	Interest expense		(194)	(258)
	Fees and commission expense		(38,435)	(32,300)

Entities under common control
Shinhan Card Co., Ltd.	Interest income		2,064	1,188
	Fees and commission income		181,160	182,787
	Gain related to derivatives		27,483	15,598
	Other operating income		5,711	1,841
	Interest expense		(188)	(701)
	Fees and commission expense		(303)	(441)
	Loss related to derivatives		(5,547)	(4,066)
	Reversal of (provision for) allowance		155	(153)
	Other operating expense		(2,157)	(2,584)
Shinhan Investment Corp.	Interest income		546	1,610
	Fees and commission income		5,383	5,984
	Gain related to derivatives		58,069	38,807
	Other operating income		8,524	2,621
	Interest expense		(1,762)	(2,165)
	Loss related to derivatives		(34,980)	(34,770)
	Provision for allowance		(6)	2
	Other operating expense		(1,300)	(157)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the nine-month periods ended December 31, 2020 and 2019 are as follows: (continued)

Related party	Account		December 31, 2020	December 31, 2019
Entities under common control (continued)
Shinhan Life Insurance	Interest income	~~W~~	53	49
Co., Ltd.	Fees and commission income		8,105	10,295
	Gain related to derivatives		50,423	62,337
	Other operating income		2,297	650
	Interest expense		(189)	(244)
	Fees and commission expense		-	(269)
	Loss related to derivatives		(31,776)	(11,301)
	Other operating expense		(5)	(399)
Shinhan Capital Co., Ltd.	Other operating income		-	1
	Other operating income		918	320
	Interest expense		(195)	(255)
	Fees and commission expense		-	(12)
Jeju Bank	Interest income		6	6
	Other operating income		598	227
	Interest expense		(30)	(41)
	Provision for allowance		(6)	(3)
Shinhan Credit Information	Fees and commission income		3	4
Co., Ltd.	Other operating income		315	53
	Interest expense		(60)	(77)
	Fees and commission expense		(6,739)	(6,332)
Shinhan Alternative	Other operating income		2	-
Investment Management Inc.	Interest expense		(29)	(74)
Shinhan BNP Paribas AMC	Fees and commission income		47	38
	Other operating income		143	68
	Interest expense		(689)	(1,220)
	Fees and commission expense		(2,087)	(2,099)
Shinhan DS	Other operating income		858	201
	Interest expense		(135)	(199)
	Other operating expense		(44,845)	(44,548)
Shinhan Savings Bank	Fees and commission income		1,048	966
	Other operating income		706	215
	Interest expense		(116)	(163)
Shinhan Aitas	Fees and commission income		33	45
	Other operating income		167	56
	Interest expense		(175)	(36)
	Fees and commission expense		-	(29)
Shinhan AI	Other operating income		106	5,953
	Fees and commission expense		(6,462)	(1,929)
Orange Life Insurance Co.,	Fees and commission income		2,607	1,576
Ltd.	Gain related to derivatives		3,692	604
	Other operating income		151	-
	Interest expense		(66)	(37)
	Fees and commission expense		(626)	-
	Loss related to derivatives		(4,695)	(446)
Asia Trust Co., Ltd.	Interest income		(454)	-
	Fees and commission income		6	-
	Other operating income		-	14
	Interest expense		(368)	-
	Fees and commission expense		(198)	-
Shinhan BNPP Investment Trust No. 1 in Special Private Equity Investment for Future Energy	Fees and commission income		2	-

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the nine-month periods ended December 31, 2020 and 2019 are as follows: (continued)

Related party	Account		December 31, 2020	December 31, 2019
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income	~~W~~	2,359	3,028
	Interest expense		(5)	-
	Other operating expense		-	(1)
BNP Paribas Cardif General Insurance	Fees and commission income		8	9
Midas Dong-A Snowball Venture Fund	Interest expense		(2)	-
Partners 4th Growth Investment Fund	Interest expense		(4)	(7)
KOREA FINANCE SECURITY	Fees and commission income		10	10
	Interest expense		(1)	-
Korea Credit Bureau	Fees and commission income		13	13
	Interest expense		(12)	(5)
Goduck Gangil1 PFV Co., Ltd	Interest income		915	328
	Fees and commission income		-	1,120
	Provision for allowance		7	(78)
SBC PFV Co., Ltd	Fees and commission income		732	-
	Interest expense		(5)	(3)
IMM Global Private Equity Fund	Interest income		25	28
	Fees and commission income		(13)	(25)
	Interest expense		-	(3)
Goduck Gangil10 PFV Co., Ltd	Interest income		299	-
	Fees and commission income		643	-
	Interest expense		(4)	-
	Provision for allowance		(19)	-
COSPEC BIM tech	Provision for allowance		(95)	-
Credian T&F 2020 Corporate Financial Stability Private Equity	Interest expense		(1)	-
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd	Fees and commission income		300	-
Key management personnel
	Interest income		126	161

(*) Excluded from associates under common control for the year ended December 31, 2020

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Short and long term employee benefits	~~W~~	10,194	10,506
Post-employment benefits		287	355
Share-based payment transactions		3,204	5,167
	~~W~~	13,685	16,028

(d) The guarantees provided between the related parties

The guarantees provided between the related parties as of December 31, 2020 and December 31, 2019 are as follows:

		Amount of guarantees
Guaranteed party		December 31, 2020	December 31, 2019	Account
Shinhan Bank China Limited	~~W~~	66,881	66,338	Financial guarantee (payment guarantee method)
Shinhan Bank Europe GmbH		57,516	-	Risk Participation Agreement
Shinhan Bank Cambodia		544	579	Financial guarantee (payment guarantee method)
Shinhan Kazakhstan Bank Limited		28,248	20,563	Financial guarantee (payment guarantee method)
		3,596	-	Payment guarantee
Shinhan Bank Vietnam Ltd.		247,079	346,161	Financial guarantee (payment guarantee method)
		3,663	3,898	Performance guarantees
Shinhan Bank Mexico		4,352	11,578	Unused credit limit
Shinhan Bank Indonesia		782	1,709	Financial guarantee (payment guarantee method)
Shinhan Bank Japan		21,085	42,539	Financial guarantee (payment guarantee method)
Structured entities (*1)		3,243,747	3,107,652	ABCP purchase commitments(*1)
		674,257	560,959	Unused credit limit
		26,119	-	Financial guarantee (payment guarantee method)
		18,610	-	Financial guarantee (letter of credit method)
		156	-	Payment guarantee
		241,998	184,329	Security underwriting commitment(*2)
Shinhan Investment Corp.		19,000	-	Note purchase agreement
		230,960	258,890	Unused credit limit

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(d) The guarantees provided between the related parties (continued)

The guarantees provided between the related parties as of December 31, 2020 and December 31, 2019 are as follows (continued):

		Amount of guarantees
Guaranteed party		December 31, 2020	December 31, 2019	Account

Shinhan Card Co., Ltd.		500,819	503,681	Unused credit limit
		13,600	14,473	Financial guarantee (letter of credit method)
Shinhan Life Insurance Co., Ltd		50,000	50,000	Unused credit limit
Shinhan Capital Co., Ltd.		70,000	70,000	Unused credit limit
Shinhan BNP Paribas AMC		10,000	10,000	Unused credit limit
	~~W~~	5,533,012	5,253,349

(*1) The deposit amount of the ABCP purchase contract for a structured entity is the total ABCP purchase contract amount, less the balance of the ABCP held as of December 31, 2020

(*2) The amount is for subsidiaries and associates, which are structured entities, under common control.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(e) Collaterals provided to related parties

i) Details of collaterals provided to the related parties as of December 31, 2020 and 2019 are as follows:

				December 31, 2020		December 31, 2019
	Related party	Pledged assets		Carrying amounts	Amounts collateralized	Carrying amounts	Amounts collateralized
Subsidiary	Shinhan Bank Japan	Securities	~~W~~	388,454	388,454	100,149	100,149
Entities under common control	Shinhan Life Insurance Co., Ltd	Securities		10,146	10,146	10,189	10,189
	Orange Life Insurance Co., Ltd	Securities		39,791	3,208	10,243	516
			~~W~~	438,391	401,808	120,581	110,854

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(e) Collaterals provided to related parties

ii) Details of collaterals provided by the related parties as of December 31, 2020 and 2019 are as follows:

	Related party	Pledged assets		December 31, 2020	December 31, 2019
Subsidiaries	S-redefine 4th Co., Ltd.	Trust		-	318,000
	Tiger Eyes 1st Co., Ltd	Real estate		60,000	60,000
	S-solution 9th Co., Ltd.	Real estate		-	18,000
	Sunny Russell 4th L.L.C	Other movables		-	12,000
	Redefine Unjung Co., Ltd.	Trust		66,000	66,000
		Stocks		66,000	66,000
	GIB DM Co., Ltd.	Stocks		14,160	14,160
	Maestro ER Co., Ltd.	Real estate		42,000	42,000
	Maestrogongdeok Co.,LTD	Real estate		48,600	48,600
	MAESTROST CO.,LTD	Trust and real estate		48,000	48,000
	GIBDAEMYUNG 1st Co., Ltd	Trust		84,000	84,000
	MAESTRO S.A Co., Ltd	Real estate		45,600	45,600
	MaestroDcube Co.,Ltd.	Real estate		60,000	-
	Richgate 13th Corp.	Deposits		36,300	-
	RICHGATE YEONSEUNG	Real estate		13,200	-
	GIBYOUNGSAN 1st CO.,LTD	Trust		31,000	31,000
		Stocks		197,600	197,600
	GIBYOUNGSAN 2nd CO.,LTD	Trust		31,200	31,200
		Stocks		78,000	78,000
	MAESTRO DS Co., Ltd	Trust		318,000	-
	GIB st Co., Ltd.	Trust		59,400	-
	GIB JDT CO.,LTD	Trust		36,000	-
		Deposit Return Bond		36,000	-
		Stocks		36,000	-
	GIB Gaps CO.,LTD	Stocks		144,000	-
	Shinhan Airforce	Real estate		60,000	-
	GIB YB CO.,LTD	Real estate		23,520	-
	GIB. Portfolio A 3rd CO.,LTD	Real estate		264,000	-
	Rich gate Songpa corp.	Real estate		31,200	-
Entities under	Shinhan Investment Corp.	Deposits		135,700	135,700
common control		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance Co., Ltd.	Government bonds		6,000	6,000
	Shinhan Credit Information Co., Ltd.	Deposits		180	180
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Public bonds		12,000	12,000
	Hyungje art printing	Machinery		120	120
	Goduck Gangil1 PFV Co., Ltd	Trust		28,800	28,800
	Goduck Gangil10 PFV Co., Ltd	Trust		13,000	-
			~~W~~ 	2,237,554	1,454,934

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(f) Transactions with related parties

i) Loan transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Related party		Beginning balance (*1)	Rental(*2)	Recovery (*2)(*3)	Ending balance (*1)
Subsidiaries	Shinhan Bank Vietnam Ltd.	~~W~~	108,907	107,051	(177,983)	37,975
	Shinhan Bank Cambodia		195,668	399,921	(288,773)	306,816
	Shinhan Bank China Limited		205,832	104,586	(222,652)	87,766
	Shinhan Bank Canada		110,820	96,510	(126,266)	81,064
	Shinhan Bank Mexico		95,055	125,516	(107,854)	112,717
	Shinhan Bank Indonesia		387,936	446,140	(491,792)	342,284
	Shinhan Bank Europe GmbH		182,612	645,009	(621,830)	205,791
	Shinhan Bank Japan		115,780	432,183	(504,443)	43,520
	Structured entities		17,485	52,569	(55,661)	14,393
Entities under common control	Shinhan Card Co., Ltd.		28,864	31,420	(21,029)	39,255
	Jeju Bank		4,573	18,530	(14,218)	8,885
	Shinhan Investment Corp.		-	36,447	(31,007)	5,440
Investment in associates	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	9,400
	IMM Global Private Equity Fund		800	-	-	800
	COSPEC BIM tech(*4)		-	-	151	151
		~~W~~	1,478,332	2,524,082	(2,682,157)	1,320,257

(*1) The amount is before deducting allowance.

(*2) Some of the limit loans are shown in net amount.

(*3) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*4) As a company that is incorporated as a related party for the year ended December 31, 2020, the balance as of December 31, 2020 is reported in collections, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(f) Transactions with related parties (continued)

i) Loan transactions with related parties for the years ended December 31, 2020 and 2019 are as follows: (continued)

	December 31, 2019
	Related party		Beginning balance (*1)	Rental(*2)	Recovery (*2)(*3)	Ending balance (*1)
Subsidiaries	Shinhan Bank Vietnam Ltd.	~~W~~	66,474	165,130	(122,697)	108,907
	PT Bank Shinhan Indonesia		272,816	590,581	(475,461)	387,936
	Structured entities		13,692	36,443	(32,650)	17,485
	Shinhan Bank Canada		117,827	177,820	(184,827)	110,820
	Shinhan Bank China Limited		226,943	245,558	(266,669)	205,832
	Shinhan Bank Mexico		25,157	114,178	(44,280)	95,055
	Shinhan Bank Europe GmbH		310,947	489,643	(617,978)	182,612
	Shinhan Bank Cambodia		71,558	237,071	(112,961)	195,668
	Shinhan Bank Japan		167,715	246,541	(298,476)	115,780
	Shinhan Kazakhstan		3,354	-	(3,354)	-
Entities under common control	Shinhan Card Co., Ltd.		8,782	25,233	(5,151)	28,864
	Jeju Bank		1,621	9,189	(6,237)	4,573
	Shinhan Investment Corp.		19,588	26,300	(45,888)	-
Investment in associates	Goduck Gangil1 PFV Co., Ltd		-	24,000	-	24,000
	IMM Global Private Equity Fund		-	800	-	800
		~~W~~	1,306,474	2,388,487	(2,216,629)	1,478,332

(*1) The amount is before deducting allowance.

(*2) Some of the limit loans are shown in net amount.

(*3) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties for the years ended December 31, 2020 and  2019 are as follows:

				December 31, 2020
	Related party	Account		Beginning balance	Rental	Recovery (*1)	Ending balance
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	~~W~~	84,137	411,353	(389,189)	106,301
	Shinhan Bank Japan	Borrowing		95,385	302,260	(325,913)	71,732
	Shinhan Bank Canada	Borrowing		7,421	19,156	(21,044)	5,533
	Shinhan Bank China Limited	Borrowing		12,320	77,935	(71,623)	18,632
	Shinhan Bank Vietnam Ltd.	Borrowing		361,234	1,617,693	(1,549,484)	429,443
Entities under common control	Shinhan Investment Corp.	Deposit (*2)		44,123	131,790	(37,279)	138,634
	Shinhan Credit Information Co., Ltd.	Deposit (*2)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*2)		5	5	(5)	5
	Shinhan Capital Co., Ltd.	Deposit (*2)		-	1,031	(1,031)	-
	Shinhan Alternative Investment Management, Inc.	Deposit (*2)		1,800	-	(1,800)	-
	Shinhan BNP Paribas AMC	Deposit (*2)		44,197	44,029	(17,853)	70,373
	Shinhan Aitas	Deposit (*2)		10,000	-	-	10,000
	Asia Trust Co., Ltd.	Deposit (*2)		-	150,000	-	150,000
			~~W~~	663,012	2,755,252	(2,415,221)	1,003,043

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*2) The details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, are excluded.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties for the years ended December 31, 2020 and 2019 are as follows: (continued)

				December 31, 2019
	Related party	Account		Beginning balance	Rental	Recovery (*1)	Ending balance
Subsidiaries	Shinhan Bank Japan	Borrowing	~~W~~	52,954	283,089	(240,658)	95,385
	Shinhan Bank Europe GmbH	Borrowing		129,914	286,940	(332,717)	84,137
	Shinhan Bank Canada	Borrowing		10,866	24,946	(28,391)	7,421
	Shinhan Bank China Limited	Borrowing		7,441	24,583	(19,704)	12,320
	Shinhan Bank Vietnam Ltd.	Borrowing		72,677	1,065,898	(777,341)	361,234
Entities under common control	Shinhan Investment Corp.	Deposit (*2)		44,287	5,904	(6,068)	44,123
	Shinhan Credit Information Co., Ltd.	Deposit (*2)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*2)		50	-	(45)	5
	Shinhan Alternative Investment Management Inc.	Deposit (*2)		4,600	1,000	(3,800)	1,800
	Shinhan BNP Paribas AMC	Deposit (*2)		105,713	15,143	(76,659)	44,197
	Shinhan Aitas	Deposit (*2)		4,000	10,000	(4,000)	10,000
	Shinhan DS	Deposit (*2)		513	-	(513)	-
Investments in associates and entities under common control	Midas Dong-A Snowball Venture Fund	Deposit (*2)		158	-	(158)	-
			~~W~~	435,563	1,717,503	(1,490,054)	663,012

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*2) The details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, are excluded.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31 2020 and December 31, 2019, the significant commitments related to derivative assets and liabilities with related parties are as follows:

	Related party		December 31, 2020	December 31, 2019
Entities under common control	Shinhan Life Insurance	~~W~~	666,972	1,089,724
	Shinhan Card Co., Ltd.		1,326,680	1,206,640
	Shinhan Investment Corp.		481,218	1,379,975
	Orange Life Insurance Co., Ltd.		69,511	25,949
Subsidiaries	Shinhan Bank Vietnam Ltd.		65,369	20,026
	PT Bank Shinhan Indonesia		90,253	-
Investments in associates and entities under common control	MPC Yulchon Green 1st		6,600	8,700
	MPC Yulchon 2nd		-	2,200
	MPC Yulchon 1st		80,400	15,000
	Shinhan-S-Russell Co., Ltd.		45,000	56,250
	Sunny Financial 10th Co., Ltd.		30,000	20,000
	Sunny Dream 7th Co., Ltd.		-	96,500
	Sunny Russell 4th Co., Ltd		-	200
	Sunny Russell 5th Co., Ltd		-	30,000
	S-smart 9th Co., Ltd.		-	28,500
	Sunny Smart 2nd Co., Ltd.		-	10,000
	SH inno 1st Co., Ltd.		70,000	70,000
	Tiger Eyes 1st Co., Ltd.		35,000	35,000
	Sunny Smart 5th Co., Ltd.		-	20,000
	S-solution 2nd Co., Ltd.		-	8,000
	S-solution 3rd Co., Ltd.		-	150,000
	Shinhan display 1st Co., Ltd.		-	200,000
	S-solution 9th Co., Ltd.		-	15,000
	Sunny solution 2nd Co., Ltd.		15,000	15,000
	Sunny solution 3rd Co., Ltd.		-	50,000
	Redefine Unjung Co., Ltd.		-	30,000
	Shinhan display 2nd Co., Ltd.		200,000	200,000
	Sunny solution 9th Co., Ltd.		-	10,000
	Sunny solution 10th Co., Ltd.		13,000	13,000
	S-Tiger 2nd Co., Ltd.		90,000	90,000
	S-redefine 3rd Co., Ltd.		-	20,000
	GIB harim Co., Ltd.		-	5,000
	Grand bene Co., Ltd.		134,000	217,000
	Richgate 1st corp.		-	20,000

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(g) Major commitments related to derivatives (continued)

As of December 31 2020 and December 31, 2019, the significant commitments related to derivative assets and liabilities with related parties are as follows (continued):

	Related party		December 31, 2020	December 31, 2019
Investments in associates and entities under common control	S redefine 7th Co., Ltd.	~~W~~	-	19,000
	Rich gate 8th corp.		30,000	20,000
	G.I.B.han 1st corp.		-	16,000
	Rich gate 9th corp.		15,000	15,000
	Rich gate 11th corp.		25,000	25,000
	GIB sol 1st corp.		20,000	20,000
	Richgate 12th corp.		40,000	40,000
	Maestro ER Co., Ltd.		35,000	35,000
	Rich gate 13th corp.		33,000	33,000
	GIB CSI Co., Ltd.		20,000	20,000
	Richgate 14th corp.		11,500	11,500
	MAESTROST CO.,LTD		80,000	40,000
	Maestro mirae Co., Ltd.		10,000	10,000
	MAESTROSP CO.,LTD		21,000	16,000
	S-TIGER 5th CO.,LTD		52,000	52,000
	GIB time 1st		30,000	30,000
	Maestrogongdeok Co.,LTD		40,000	40,000
	S-redefine 10th Co., Ltd.		40,000	40,000
	MAESTRO BIZON CO.,LTD		250,000	250,000
	MAESTRO S.I CO.,LTD		25,000	25,000
	GIB AIR CO.,LTD		10,000	10,000
	S-Tiger 6th Co., Ltd.		30,000	30,000
	GIB Palace CO.,LTD		24,140	25,580
	GIB LAB 2nd Co., Ltd.		65,000	-
	MaestroLEC Co.,LTD		30,000	30,000
	GIBDAEMYUNG 1st co.ltd		-	70,000
	S-Tiger 8th Co., Ltd.		50,000	50,000
	MAESTRO S.A co.ltd		38,000	38,000
	GIBYOUNGSAN 1st CO.,LTD		147,000	147,000
	GIB Palace 2nd CO.,LTD		50,300	-
	GIB Porter 1st Co., Ltd.		55,119	-
	SHINHAN DISPLAY 3RD CO.,LTD		100,000	-
	MAESTRO H CO.,LTD		50,000	-
	MaestroDcube Co.,Ltd.		50,000	-
	RICHGATE YEONSEUNG Co.,Ltd.		11,000	-
	MAESTRO landmark Co.,LTD		170,000	-
	SH ROAD No.1 Co., Ltd.		38,610	-
	MAESTRO H 2nd CO.,LTD		20,000	-
	GIB st CO.,LTD		50,600	-
	Airforce 1st CO.,LTD		18,000	-
	GIB. Portfolio A 3rd CO.,LTD		30,000	-
	Rich gate Songpa corp.		26,000	-
	MAESTRO byeolnae CO.,LTD		8,000	-
	S-Tiger 10th Co., Ltd.		200,000	-
		~~W~~	5,468,272	6,315,744

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows:

	Related party		Investment	Collection
Subsidiaries	Shinhan Asia Ltd.	~~W~~	-	114,185
Investments in	Shinhan-Albatross Technology Investment Fund		4,000	900
associates	Shinhan-Neoplux Energy Newbiz Fund		4,200	2,010
	Goduck Gangil10 PFV Co., Ltd		700	-
	KTB Newlake Global Healthcare PEF		-	1,266
	Neoplux Technology Valuation Investment Fund		-	7,304
	One Shinhan Global Fund 2		1,200	-
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	1,925
Entities under common control and entities under common control	SHBNPP Konkuk University Dormitory Private Speical Asset Fund 1		-	1,574
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.3		10,000	-
	SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	368
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	933
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		7,500	3,128
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		12,000	-
	Shinhan AIM Social Enterprise Investment Fund I		600	-
	SHINHAN NPS RENEWABLE FUND NO.1		4,717	441
	One Shinhan Future's Fund 1		4,000	2,983
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		28,000	-
	SHBNPP Korea Equity Long-Short Professional Investment Type Private Mixed Asset Investment Trust No.1		-	2,000
	SHBNPP Lifetime Income TIF Mixed Asset Investment Trust[FoFs]		-	1,003
	Shinhan AIM Social Enterprise Investment Fund II		2,312	-
	Truston Global Infra Qualified Investment Type Private Investment Trust III		2,486	-
	Shinhan BNPP Global NextG EMP Securities Investment Trust		870,400	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		8,677	-
	Shinhan AIM FoF Fund 6		8	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		21,000	-
	SHBNPP Ongoing Peace TDF 2030 Security Investment Trust(H)[Equity Balanced-FoF]		2,000	-
	SHBNPP Ongoing Peace TDF 2035 Security Investment Trust(H)[Equity Balanced-FoF]		2,000	-
	SHBNPP Ongoing Peace TDF 2040 Security Investment Trust(H)[Equity Balanced-FoF]		2,000	-
	GVA KONEX High Yield IPO-I Professional Investors Private Placement Investment Trust		5,000	-
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.13		50,000	-
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		1,575	-

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	Shinhan AIM Investment Finance Specialized Investment Trust No. 1	~~W~~	880	-
and investments in associates under	Soo Delivery Platform Gross Investment Association		-	2,671
common control	GX Shinhan Intervest 1st Private Equity Fund		-	4,661
	Aone Mezzanine Opportunity Professional Private		5,000	-
	Gyeonggi-Neoflux Superman Investment Association		680	58
	Axis Global Growth New Technology Investment Association		-	1,276
	Soo Commerce Platform Gross Investment Association		-	1,769
	Genesis No.1 Private Equity Fund		226	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		8,350	15,993
	DB Epic Convertiblebond Private Trust No.2		200	-
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,760	17,418
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	20,353
	DS Solid.II Specialized Private Investment Trust C-I		-	2,876
	KIWOOM PRIVATE EQUITY GIANT PRIVATE EQUITY FUND		-	24
	Hana Semiconductor New Technology Investment Association		-	586
	Macquarie Korea Opportunities Joint Investment & Private Investment Corporation No. 1		28,000	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1 [Loan-Derivative]		403	-
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		9	-
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]		8,155	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		1,357	-
	Shinhan BNPP Global Infrastructure Private Investment Trust		-	3,276
	Mastern Opportunity Seeking Real Estate Fund II		9,762	-
	T&F2020SS Start-up Venture Specialized Private Equity Investment Corporation		2,250	-
	CSQUARE SNIPER PROFESSIONAL PRIVATE 10		1,875	-
	Igis G.L. IP Specialized Investment & Investment Trust No. 1-1		4	-
	Igis G.L. IP Specialized Investment & Investment Trust No. 1-2		4	-
	Shinhan-Neo Component Equipment Investment Association		580	-
	Simone Mezzanine Specialized Private Investment Trust No. 3		2,000	-
	Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		1,000	-
		~~W~~	2,011,770	210,981

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

40.	Related party transactions (continued)

(i) For the years ended December 31, 2020 and 2019, the Bank purchased bonds through Shinhan Investment Corp. at ~~W~~ 5,825,578 million and ~~W~~ 6,639,051 million, respectively, while the amount sold is ~~W~~ 5,895,833 million and ~~W~~ 2,827,708 million respectively.

(j) As of December 31, 2020, the plan assets deposited in the DB type retirement pension managed by Shinhan Life Insurance are ~~W~~ 138,811million.

(k) As of December 31, 2020, the limitation contract amount is provided by Shinhan Card, a related party, is ~~W~~ 68,438 million.

41.  Information of trust business

(a) Total assets with trust business as of December 31, 2020 and 2019 and operating revenue for the years ended December 31, 2020 and 2019 are as follows:

		Total assets		Operating revenue
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Consolidated	~~W~~	4,580,986	4,602,965	119,765	150,825
Unconsolidated		91,688,453	88,524,148	1,243,126	1,584,508
	~~W~~	96,269,439	93,127,113	1,362,891	1,735,333

(b) Significant balances with trust business as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Borrowings from trust accounts	~~W~~	5,370,765	5,785,141
Deposit		18,543	46,331
Accrued revenues from asset management fee from trust accounts		34,796	34,796
Accrued interest expenses		1,342	1,342

(c) Significant transactions with trust business for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Asset management fee from trust accounts	~~W~~	187,221	258,103
Termination fee		7,135	7,824
Interest expenses on deposits		470	6,275
Interest on borrowings from trust accounts		24,835	64,504

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the President of

Shinhan Bank

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of Shinhan Bank (the “Bank”) as of December 31, 2020. The Bank’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Bank states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that no material weakness has been identified as at December 31, 200x, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of the ICFR, referred to above, is not presented fairly, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Our review is based on the Bank’s ICFR as of December 31, 2020, and we did not review management’s assessment of its ICFR subsequent to December 31, 2020. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 3, 2021